     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 22, 1998


                                     REGISTRATION NO. 333-56737 AND 333-56737-01

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------


                         PRE-EFFECTIVE AMENDMENT NO. 1
                                       TO


                                    FORM S-3

                             REGISTRATION STATEMENT

                                     UNDER

                           THE SECURITIES ACT OF 1933
                           --------------------------

  WPS RESOURCES CORPORATION          WPSR CAPITAL TRUST I
 (Exact name of registrant as    (Exact name of registrant as
  specified in its charter)       specified in its charter)

          WISCONSIN                        DELAWARE
 (State or other jurisdiction    (State or other jurisdiction
     of incorporation or             of incorporation or
        organization)                   organization)

          39-1775292                      39-6691804
       (I.R.S. Employer                (I.R.S. Employer
     Identification No.)             Identification No.)

                             700 NORTH ADAMS STREET
                                 P.O. BOX 19001
                        GREEN BAY, WISCONSIN 54307-9001
                                 (920) 433-1466

  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                           --------------------------

                                LARRY L. WEYERS
                CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                           WPS RESOURCES CORPORATION
                             700 NORTH ADAMS STREET
                                 P.O. BOX 19001
                        GREEN BAY, WISCONSIN 54307-9001
                                 (920) 433-1466

 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                           --------------------------

                                WITH A COPY TO:

           MICHAEL S. NOLAN                        SHIRLEY M. LUKITSCH
           Foley & Lardner                        Schiff Hardin & Waite
      777 East Wisconsin Avenue                      7200 Sears Tower
      Milwaukee, Wisconsin 53202                 Chicago, Illinois 60606
            (414) 297-5672                            (312) 258-5602

                           --------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practical after the effective date of this Registration Statement.
                           --------------------------

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) of the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                           --------------------------


THE REGISTRANTS HEREBY AMEND THE REGISTRATION STATEMENT, AND THE PROSPECTUS, TO
                           READ AS SET FORTH HEREIN.



    The Registrants hereby amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrants shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION
IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                             SUBJECT TO COMPLETION


                   PRELIMINARY PROSPECTUS DATED JULY 22, 1998


PROSPECTUS

                      2,000,000 TRUST PREFERRED SECURITIES
                              WPSR CAPITAL TRUST I

                          % TRUST PREFERRED SECURITIES
             (LIQUIDATION AMOUNT $25 PER TRUST PREFERRED SECURITY)
                  GUARANTEED TO THE EXTENT SET FORTH HEREIN BY

                           WPS RESOURCES CORPORATION
                             ---------------------

    The % trust preferred securities represent undivided preferred beneficial interests in the assets of WPSR Capital Trust I, a statutory business trust created under the laws of the State of Delaware. WPS Resources Corporation, a Wisconsin corporation, will own all of the common securities of WPSR Capital Trust I. The Trust exists for the sole purpose of issuing its securities and investing the proceeds in an equivalent amount of % Junior Subordinated
Deferrable Interest Debentures due      of WPS Resources Corporation. The
holders of the Trust Preferred Securities will have a preference over the holders of the Trust Common Securities with respect to distributions and payments upon liquidation and redemption.
                            ------------------------

    SEE "RISK FACTORS" BEGINNING ON PAGE   OF THIS PROSPECTUS FOR CERTAIN
INFORMATION RELEVANT TO AN INVESTMENT IN THE TRUST PREFERRED SECURITIES.


    The New York Stock Exchange, Inc. has authorized, upon official notice of issuance, the listing of the Trust Preferred Securities. You can expect trading of the Trust Preferred Securities on the New York Stock Exchange to begin within a 30-day period after the issuance of the Trust Preferred Securities. The trading symbol for the Trust Preferred Securities will be: WPSPRA

                            ------------------------

  NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES
    COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED
           UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                               PER TRUST
                                           PREFERRED SECURITY       TOTAL
                                           ------------------    -----------
Public Offering Price...................         $25.00(1)       $50,000,000(1)
Underwriting Commission (2).............               (3)                  (3)
Proceeds to Trust.......................          25.00(1)(3)(4) $50,000,000(1)(3)(4)

-------

(1) Plus accrued distributions, if any, from            , 1998.

(2) WPS Resources Corporation and WPSR Capital Trust I have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(3) WPS Resources Corporation has agreed to pay to the Underwriters, as compensation (the "Underwriters' Compensation") for their arranging the
    investment therein of such proceeds, $       per Trust Preferred Security
    (or $       in the aggregate). See "Underwriting."

(4) Expenses of the offering which are payable by WPS Resources Corporation are
    estimated to be $       .
                            ------------------------

    The Underwriters are severally offering the Trust Preferred Securities, subject to the prior receipt and acceptance of the Trust Preferred Securities by the Underwriters and their right to reject any order in whole or in part. Delivery of the Trust Preferred Securities will be made in book-entry form only through the facilities of The Depository Trust Company on or about July , 1998.

A. G. EDWARDS & SONS, INC.

                    ROBERT W. BAIRD & CO.
                               INCORPORATED

                                         LEGG MASON WOOD WALKER
                                                           INCORPORATED

               THE DATE OF THIS PROSPECTUS IS            , 1998.

                            ------------------------

    IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY EFFECT TRANSACTIONS THAT STABILIZE OR MAINTAIN THE MARKET PRICE OF THE SECURITIES OFFERED HEREBY AT LEVELS ABOVE THOSE THAT MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING TRANSACTIONS, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                             AVAILABLE INFORMATION

    This Prospectus constitutes a part of a Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") filed by WPS Resources Corporation ("WPSR") and WPSR Capital Trust I (the "Trust") with the Securities and Exchange Commission (the "SEC") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Trust Preferred Securities, the WPSR junior subordinated deferrable interest debentures (the "Subordinated Debentures") and the WPSR guarantee of obligations of the Trust under the Trust Preferred Securities (the "Guarantee") (collectively, the "Offered Securities"). This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. Reference is made to the Registration Statement and to the exhibits relating thereto for further information with respect to WPSR, the Trust and the Offered Securities. Any statements contained herein concerning the provisions of any document filed as an exhibit to the Registration Statement or otherwise filed with the SEC or incorporated by reference herein are not necessarily complete, and, in each instance, reference is made to the copy of such document so filed for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference.

    WPSR is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the SEC. Reports, proxy statements and other information filed by WPSR with the SEC may be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's Regional Offices located at Suite 1400, Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661 and at the 13th Floor, Seven World Trade Center, New York, New York 10048. Copies of such material may be obtained from the public reference section of the SEC, 450 Fifth Street, N.W. Washington, D.C. 20549, at prescribed rates. Such reports, proxy statements and other information concerning WPSR may also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005 and the Chicago Stock Exchange, 440 South LaSalle Street, Chicago, Illinois 60605, on which exchanges WPSR's common stock is listed. Such information may also be accessed electronically by means of the SEC's home page on the World Wide Web located at http://www.sec.gov.

    No separate financial statements of the Trust have been included or incorporated by reference herein. WPSR does not believe that such financial statements would be material to holders of the Trust Preferred Securities because (i) all of the voting securities of the Trust will be owned by WPSR, a reporting company under the Exchange Act, (ii) the Trust has no independent operations but exists for the sole purpose of issuing securities representing undivided beneficial interests in the assets of the Trust and investing the proceeds thereof in Subordinated Debentures issued by WPSR, and (iii) the obligations of the Trust under the Trust Preferred Securities are, to the extent that the Trust has funds available to meet such obligations, fully and unconditionally guaranteed by WPSR. See "Description of the Subordinated Debentures" and "Description of the Guarantee."

    The Trust is not currently subject to the information reporting requirements of the Exchange Act. The Trust will become subject to such requirements upon the effectiveness of the Registration Statement, although it intends to seek and expects to receive exemptions therefrom.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents heretofore filed by WPSR with the SEC pursuant to the Exchange Act are incorporated herein by reference:

    1.  WPSR's Annual Report on Form 10-K for the year ended December 31, 1997;

    2. WPSR's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998; and


    3. WPSR's Current Reports on Form 8-K, dated February 25, 1998, June 10, 1998, and July 2, 1998.


    All documents subsequently filed by WPSR pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Trust Preferred Securities offered hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    WPSR will provide without charge to each person to whom a copy of this Prospectus has been delivered, on the written or oral request of such person, a copy of any or all of the documents referred to above which have been or may be incorporated in this Prospectus by reference (other than exhibits to such documents which are not specifically incorporated by reference into the information that this Prospectus incorporates). Requests for such copies should be directed to Francis J. Kicsar, Secretary, WPS Resources Corporation, P.O. Box 19001, 700 North Adams Street, Green Bay, Wisconsin 54307-9001, telephone 920-433-1466.

                               PROSPECTUS SUMMARY

    This summary is qualified by the more detailed information and financial statements appearing elsewhere, or incorporated by reference, in this Prospectus.

                                  THE COMPANY

    WPS Resources Corporation ("WPSR"), a Wisconsin corporation, was incorporated on December 3, 1993, and operates as a holding company with both regulated (utility) and non-regulated subsidiaries. WPSR has its principal office at 700 North Adams Street, Green Bay, Wisconsin 54301.

    WPSR's principal wholly owned subsidiary is Wisconsin Public Service Corporation ("WPSC"), from which WPSR derived 79% of its consolidated revenues and all of its net income for 1997. WPSC is a regulated public utility engaged in the generation, transmission, distribution and sale of electric energy and in the distribution and sale of natural gas in an 11,000 square mile service territory in northeastern and central Wisconsin and an adjacent part of the upper peninsula of Michigan.

    WPSR's principal nonregulated subsidiaries are WPS Energy Services, Inc. ("ESI") and WPS Power Development, Inc. ("PDI"). ESI sells electric energy, natural gas and alternate fuel products principally to commercial, industrial and wholesale customers in the midwestern and eastern United States. ESI also provides risk management and energy utilization consulting services and energy management and project management services. PDI develops and owns electric generation projects and provides services to the electric power generation industry.

                                   THE TRUST

    WPSR Capital Trust I (the "Trust") is a statutory business trust created under Delaware law pursuant to (i) a declaration of trust (as amended, the "Declaration"), executed by WPSR as sponsor (the "Sponsor") of the Trust and the trustees of the Trust (the "Trustees") and (ii) the filing of a certificate of trust with the Secretary of State of the State of Delaware on June 9, 1998. The
Trust exists for the exclusive purposes of (i) issuing and selling the    %
Trust Preferred Securities offered pursuant to this prospectus (the "Trust Preferred Securities") and the common securities of the Trust (the "Trust Common Securities, and together with the Trust Preferred Securities, the "Trust Securities"), (ii) using the gross proceeds from the sale of the Trust Securities to acquire the Subordinated Debentures and (iii) engaging in only those other activities necessary or incidental thereto. All of the Trust Common Securities will be owned by WPSR. The Trust Common Securities will rank PARI PASSU, and payments will be made thereon pro rata, with the Trust Preferred Securities, except that, if an event of default under the Declaration with respect to the Trust Securities (a "Declaration Event of Default") has occurred and is continuing, the rights of the holders of the Trust Common Securities to payment in respect of distributions and payments upon liquidation, redemption and otherwise will be subordinated to the rights of the holders of the Trust Preferred Securities. WPSR will acquire Trust Common Securities in an aggregate liquidation amount equal to at approximately 3% of the total capital of the Trust.

    The Trust's affairs will be conducted by the Trustees appointed by WPSR as the holder of all of the Trust Common Securities. WPSR, as the holder of the Trust Common Securities, will be entitled to appoint, remove or replace any of, or increase or reduce the number of, the Trustees, provided, however, if an event of default under the Declaration has occurred and is continuing, then the Property Trustee and the Delaware Trustee may not be removed by WPSR but may be removed and replaced by the holders of at least a majority in aggregate liquidation amount of the outstanding Trust Preferred Securities. The duties and obligations of the Trustees shall be governed by the Declaration. The Trust will initially have four Trustees. Two of the initial Trustees (the "Administrative Trustees") will be employees or officers of or otherwise affiliated with WPSR. The third Trustee (the "Property Trustee") will be State Street Bank and Trust Company, Boston, Massachusetts, which shall act as Property Trustee under the Declaration and as indenture trustee for the purposes of compliance with the provisions of Trust Indenture Act of 1939, as amended. The fourth Trustee will be either a legal entity with its principal place of business in Delaware or an individual resident in Delaware, which will serve for the limited purpose of satisfying certain Delaware laws (the "Delaware Trustee"). Initially First Union Trust Company, National Association, Wilmington, Delaware, will be Delaware Trustee. WPSR will pay all fees and expenses related to the Trust and the offering of the Trust Preferred Securities.

    The principal corporate trust office of the Property Trustee, State Street Bank and Trust Company, is Two International Place, 4th Floor, P.O. Box 778, Boston, Massachusetts 02102-0778. The address for the Trust is c/o WPS Resources Corporation, the Sponsor of the Trust, at WPSR's corporate headquarters located at P.O. Box 19001, 700 North Adams Street, Green Bay, Wisconsin 54307-9001; telephone 920-433-1466.

                                  THE OFFERING

    TRUST PREFERRED SECURITIES OFFERED.  The securities being offered are
2,000,000    % Trust Preferred Securities evidencing preferred undivided beneficial interests in the assets of the Trust. Holders of the Trust Preferred Securities will be entitled to receive cumulative cash distributions at an
annual rate of    % of the liquidation amount of $25 per Trust Preferred
Security, accruing from the date of original issuance and payable quarterly in arrears on March 31, June 30, September 30 and December 31 of each year commencing on September 30, 1998 ("distributions"). Distributions payable for
the first payment period will be computed on the basis of    days. The
distribution rate and the distribution and other payment dates for the Trust Preferred Securities will correspond to the interest rate and interest and other payment dates on the Subordinated Debentures, which, along with interest and principal payments received on the Subordinated Debentures, will be the only assets of the Trust. As a result, if principal or interest is not paid on the Subordinated Debentures, no amounts will be paid on the Trust Preferred Securities. See "Risk Factors--Ranking of Subordinate Obligations under the Guarantee and Subordinated Debentures" and "Description of the Trust Preferred Securities."

    SUBORDINATED DEBENTURES.  The Trust will invest the proceeds from the
issuance of the Trust Securities in an equivalent amount of    % Subordinated
Debentures of WPSR (the "Subordinated Debentures"). The Subordinated Debentures will rank subordinate and junior in right of payment to all Senior Indebtedness of WPSR. See "Description of the Subordinated Debentures--Subordination."


    GUARANTEE. Payment of distributions out of moneys held by the Trust and payments on liquidation of the Trust or the redemption of Trust Preferred Securities are guaranteed by WPSR (the "Guarantee") if and to the extent the Trust has funds available therefor. If WPSR does not make principal or interest payments on the Subordinated Debentures, the Trust will not have sufficient funds to make distributions on the Trust Preferred Securities, in which event the Guarantee shall not apply to such distribution until WPSR has made such principal or interest payments therefor. See "Description of the Guarantee" and "Effect of Obligations under the Subordinated Debentures and the Guarantee." The obligations of WPSR under the Guarantee are unsecured and will be subordinate and junior in right of payment to all existing and future Senior Indebtedness (as defined herein) of WPSR. At March 31, 1998, Senior Indebtedness aggregated approximately $23.1 million, including a guarantee of an $11.5 million obligation of a WPSR subsidiary. WPSR's obligations under the Subordinated Debentures will also be effectively subordinated to all existing and future liabilities of WPSR's subsidiaries. At March 31, 1998, the aggregate liabilities of the subsidiaries of WPSR (excluding intercompany liabilities) were approximately $760 million (including approximately $283 million of WPSC first mortgage bonds). See "Risk Factors--Ranking of Subordinate Obligations under the Guarantee and Subordinated Debentures" and "Description of the Guarantee."


    WPSR's obligations under the Guarantee, taken together with its back-up undertakings, consisting of obligations of WPSR (including the obligation to pay expenses of the Trust) as set forth in the Declaration, the Indenture (as defined herein) and the Subordinated Debentures issued to the Trust, provide a full and unconditional guarantee by WPSR of payments due on the Trust Preferred Securities. The obligations of WPSR under the Guarantee are subordinate and junior in right of payment to all other liabilities of WPSR and PARI PASSU with the most senior preferred or preference stock, if any, hereafter issued by WPSR and with any guarantee hereafter entered into by WPSR in respect of any preferred or preference securities of any affiliate of

WPSR. See "Effect of Obligations Under the Subordinated Debentures and the Guarantee" herein and "Description of the Guarantee."

    RIGHT TO DEFER INTEREST. WPSR has the right to defer payments of interest on the Subordinated Debentures by extending the interest payment period on the Subordinated Debentures, from time to time, for up to 20 consecutive quarters (each, an "Extension Period"). No Extension Period, however, may extend beyond the Maturity Date (as defined herein) of the Subordinated Debentures. If interest payments on the Subordinated Debentures are so deferred, distributions on the Trust Preferred Securities will also be deferred. During any Extension Period, distributions will continue to accrue with interest thereon (to the extent permitted by applicable law) as described herein. There could be multiple Extension Periods of varying lengths during the term of the Subordinated Debentures. During an Extension Period, holders of the Trust Preferred Securities will be required to include deferred interest income allocated to their Trust Preferred Securities in their gross income on a daily economic accrual basis for United States federal income tax purposes (as original issue discount ("OID")) even though the cash payments attributable thereto have not been made. Unless and until WPSR elects to defer interest, it is expected that holders of Trust Preferred Securities will report interest income under their own regular method of accounting (e.g., cash or accrual basis). See "Risk Factors--Option to Extend Interest Payment Period" and "--Tax Consequences of Extension of Interest Payment Period," "Description of the Subordinated Debentures--Option to Extend Interest Payment Period" and "United States Federal Income Taxation--Original Issue Discount."

    REDEMPTION.  The Subordinated Debentures are redeemable by WPSR (in whole
or, from time to time, in part) on or after            , 2003, or at any time,
in whole but not in part, upon the occurrence of a Tax Event (as defined herein) or an Investment Company Event (as defined herein). If the Subordinated Debentures are redeemed, the Trust must redeem Trust Securities having an aggregate liquidation amount equal to the aggregate principal amount of the Subordinated Debentures so redeemed at $25 per Trust Preferred Security plus accrued and unpaid distributions thereon to the date fixed for redemption (the "Redemption Price"). The outstanding Trust Preferred Securities will be redeemed at the Redemption Price upon maturity of the Subordinated Debentures. The
Subordinated Debentures mature on                 (the "Stated Maturity"). See
"Description of the Trust Preferred Securities--Mandatory Redemption" and "--Special Event Redemption."

    RIGHT TO DISSOLVE THE TRUST. At any time, WPSR will have the right to dissolve the Trust and, after satisfaction of liabilities to creditors of the Trust as required by applicable law, cause the Subordinated Debentures to be distributed to the holders of the Trust Securities in liquidation of the Trust. If the Subordinated Debentures are distributed to the holders of the Trust Securities, WPSR will use its best efforts to have the Subordinated Debentures listed on the New York Stock Exchange or on such other exchange as the Trust Preferred Securities are then listed. See "Description of the Trust Preferred Securities--Distribution of the Subordinated Debentures."

    In the event of any involuntary or voluntary liquidation, dissolution or winding up of the Trust in which Subordinated Debentures are not distributed to the holders of the Trust Preferred Securities, such holders will be entitled to receive for each Trust Preferred Security, solely out of the assets of the Trust available for distribution to such holders, after payment (or provision for payment) of all liabilities to creditors, a liquidation amount of $25 plus accrued and unpaid distributions thereon (including interest thereon) to the date of payment. See "Description of the Trust Preferred Securities--Liquidation Distribution upon Dissolution."


    USE OF PROCEEDS. The proceeds from the sale of the Trust Preferred Securities by the Trust will be invested in the Subordinated Debentures of WPSR. WPSR expects to use the net proceeds from the sale of such Subordinated Debentures to the Trust (i) to reduce short-term borrowings of WPSR principally incurred to fund equity contributions by WPSR to its Subsidiaries and (ii) for general corporate purposes. WPSR's short-term borrowings at July 22, 1998, aggregate approximately $56 million, bear interest at a weighted average interest rate of 5.54 percent and are due on July 31, 1998.

                SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

    The following summary financial information should be read in conjunction with the consolidated financial statements of WPSR and notes thereto included in WPSR's Annual Report on Form 10-K for the fiscal year ended December 31, 1997. See "Incorporation of Certain Documents by Reference." The summary operating results for each of the fiscal years in the five-year period ended December 31, 1997, are derived from the audited consolidated financial statements of WPSR. The summary operating results for each of the three-month periods ended March 31, 1997 and March 31, 1998 have been derived from the unaudited consolidated financial statements of WPSR and in the opinion of management include all adjustments which are necessary to present fairly the operating results of WPSR for the periods presented. All such adjustments are of a normal recurring nature. The summary financial information for the three-month period ended March 31, 1998 is not necessarily indicative of the results to be expected for the full year ending December 31, 1998.


                                   3 MONTHS ENDED
                                      MARCH 31                          YEARS ENDED DECEMBER 31,
                               ----------------------  ----------------------------------------------------------
                                  1998        1997        1997        1996        1995        1994        1993
                               ----------  ----------  ----------  ----------  ----------  ----------  ----------
                                     (THOUSANDS                               (THOUSANDS)
                                    (UNAUDITED)
INCOME SUMMARY:
Operating revenues...........  $  276,809  $  263,013  $  878,340  $  858,254  $  719,848  $  673,795  $  680,632
Operating Income.............      30,935      33,270     100,089     100,821     108,407     105,811     116,851
Net income...................      17,101      18,235      53,742      47,755      55,343      52,691      58,889


                           FIRST QUARTER 1998 RESULTS

RESULTS FOR THE THREE MONTHS ENDED MARCH 31, 1998 AND 1997 ARE SET FORTH BELOW:


                                                                                              THREE MONTHS ENDED
                                                                                                   MARCH 31
                                                                                            ----------------------
                                                                                               1998        1997
                                                                                            ----------  ----------
                                                                                                 (THOUSANDS)
                                                                                                 (UNAUDITED)
Operating revenues........................................................................  $  276,809  $  263,013
Operating expenses........................................................................     245,874     229,743
                                                                                            ----------  ----------
Operating income..........................................................................      30,935      33,270
Other income..............................................................................       2,333       1,183
Interest expense..........................................................................       6,116       6,518
                                                                                            ----------  ----------
Income before income taxes................................................................      27,152      27,935
Income taxes..............................................................................       9,485       9,203
Minority interest.........................................................................        (212)       (281)
Preferred stock dividends of subsidiary...................................................         778         778
                                                                                            ----------  ----------
Net income................................................................................  $   17,101  $   18,235


    The 1998 three-month net-income was lower than that for the comparable period of 1997 primarily due to reduced electric margins resulting from implementation of a February 27, 1997, Public Service Commission of Wisconsin rate order, decreased gas margins due to extremely mild weather in the first quarter of 1998, and increased depreciation and decommissioning expenses.


                              RECENT DEVELOPMENTS



    On July 22, 1998, WPSR issued a press release announcing its operating results for the second quarter of 1998. WPSR's operating revenues, operating income and net income for the three months ended June 30, 1998 were $219.6 million, $19.5 million and $9.9 million, respectively, as compared with $191.4 million, $15.6 million and $9.6 million, respectively, for the comparable period of 1997. WPRS's operating revenues, operating income and net income for the six months ended June 30, 1998, were $496.4 million, $50.5 million and $27.0 million, respectively, as compared with $454.4 million, $48.9 million and $27.8 million, respectively, for the first six months of 1997.



    On July 1, 1998, WPSC retired at maturity $50 million principal amount of its first mortgage bonds with a $34 million equity infusion from WPSR and funds on hand.



    Recent developments relating to the Kewaunee Nuclear Power Plant of which WPSC is the operator and a 41.2% owner and recent developments relating to PDI are described in WPSR's Current Report on Form 8-K dated July 2, 1998.


                                PROPOSED MERGER


    On July 10, 1997, WPSR announced an agreement to merge with Upper Peninsula Energy Corporation ("UPEN"). The shareholders of UPEN approved the merger on January 29, 1998. On May 27, 1998, the Federal Energy Regulatory Commission issued an order approving the merger. WPSR's request for early termination of the waiting period applicable to the merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 was granted by the Federal Trade Commission on July 9, 1998. The merger is also subject to (1) approval by the SEC under the Public Utility Holding Company Act of 1935; (2) receipt by the parties of an opinion of counsel that the merger qualifies as a tax-free transaction; (3) receipt by the parties of appropriate assurances that the transaction will be accounted for as a pooling of interests; and (4) the satisfaction of various other conditions. The merger is expected to be completed in the second half of 1998. Upon satisfaction of the foregoing conditions, UPEN will merge with and into WPSR, and Upper Peninsula Power Company ("UPPCO"), UPEN's utility subsidiary, will become a wholly-owned subsidiary of WPSR.


    Under the terms of the merger agreement each of the 2,950,001 outstanding shares of UPEN common stock (no par value) will be converted into 0.90 shares of WPSR common stock ($1.00 par value), subject to adjustment for fractional shares.

    If the merger had been effective as of January 1, 1997, (i) the revenues and net income of UPEN and its consolidated subsidiaries for 1997 would have constituted 6.40% and 3.70%, respectively, of the combined consolidated revenues and net income of WPSR and UPEN and their subsidiaries for 1997; (ii) the utility plant assets of UPPCO at December 31, 1997, would have constituted 10.36% of the combined utility plant assets of UPPCO and WPSC at December 31, 1997; and (iii) the electric energy customers of UPPCO at December 31, 1997, would have constituted 11.40% of the total electric energy customers of WPSC and UPPCO at December 31, 1997.

                                  RISK FACTORS

    Prospective purchasers of Trust Preferred Securities should consider carefully all of the information contained in this Prospectus including the information in the documents incorporated by reference and, in particular, should evaluate the specific factors set forth below for risks involved with an investment of the Trust Preferred Securities.

RANKING OF SUBORDINATE OBLIGATIONS UNDER THE GUARANTEE AND SUBORDINATED
  DEBENTURES

    WPSR's obligations under the Guarantee are unsecured and will be subordinate and junior in right of payment to all other liabilities of WPSR. The obligations of WPSR under the Subordinated Debentures are subordinate and junior in right of payment to all present and future Senior Indebtedness of WPSR and PARI PASSU with obligations to or rights of WPSR's general unsecured creditors other than holders of Senior Indebtedness. As of March 31, 1998, Senior Indebtedness aggregated approximately $23.1 million, including a guarantee of an $11.5 million obligation of a WPSR subsidiary.

    WPSR is a holding company whose assets consist principally of the stock in its wholly owned subsidiaries. WPSC is the principal subsidiary of WPSR accounting for 95% of WPSR's consolidated assets as of December 31, 1997 and 79% of WPSR's consolidated revenues and all of its consolidated net income for 1997. WPSR's rights and the rights of its creditors, including the holders of the Subordinated Debentures, to participate in the assets of WPSC and the other subsidiaries of WPSR upon the liquidation or recapitalization of WPSC or such other subsidiaries or otherwise will be subject to the prior claims of the creditors of WPSC or such other subsidiaries except to the extent that claims of WPSR itself as a creditor of its subsidiaries may be recognized. At March 31, 1998, the aggregate liabilities of the subsidiaries of WPSR (excluding intercompany liabilities) were approximately $760 million (including approximately $283 million of WPSC first mortgage bonds).

    There are no terms in the Trust Preferred Securities, the Subordinated Debentures or the Guarantee that limit WPSR's ability to incur additional indebtedness, including indebtedness that ranks senior to the Subordinated Debentures and the Guarantee. See "Description of the Guarantee--Status of the Guarantee" and "Description of the Subordinated Debentures--Subordination."

RIGHTS UNDER THE GUARANTEE

    The Guarantee will be qualified as an indenture under the Trust Indenture Act. State Street Bank and Trust Company will act as indenture trustee under the Guarantee for the purposes of compliance with the provisions of the Trust Indenture Act (the "Guarantee Trustee"). The Guarantee Trustee will hold the Guarantee for the benefit of the holders of the Trust Preferred Securities.

    Pursuant to the Guarantee, WPSR guarantees to the holders of the Trust Preferred Securities the payment of (i) any accrued and unpaid distributions that are required to be paid on the Trust Preferred Securities, to the extent the Trust has funds available therefor, (ii) the redemption price, including all accrued and unpaid distributions with respect to the Trust Preferred Securities called for redemption by the Trust, to the extent the Trust has funds available therefor, and (iii) upon a voluntary or involuntary dissolution or winding-up of the Trust (other than in connection with the distribution of Subordinated Debentures to the holders of the Trust Preferred Securities or a redemption of all the Trust Preferred Securities), the lesser of (a) the aggregate of the liquidation amount and all accrued and unpaid distributions on the Trust Preferred Securities to the date of the payment to the extent the Trust has funds available therefor or (b) the amount of assets of the Trust remaining available for distribution to holders of the Trust Preferred Securities in liquidation of the Trust.

    The holders of a majority in liquidation amount of the Trust Preferred Securities have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Guarantee Trustee or to direct the exercise of any trust or power conferred upon the Guarantee Trustee under the Guarantee. Notwithstanding the foregoing, any holder of Trust Preferred Securities may institute a legal proceeding directly against WPSR to enforce such holder's rights under the Guarantee without first instituting a legal proceeding against the Trust, the Guarantee Trustee or any other person or entity. If WPSR were to default on its obligation to pay amounts payable on the Subordinated Debentures or otherwise, the Trust would lack available funds for the payment of distributions or amounts payable on redemption of the Trust Preferred Securities or otherwise, and, in such event, holders of the Trust Preferred Securities would not be able to rely upon the Guarantee for payment of such amounts. Instead, holders of the Trust Preferred Securities would rely on the enforcement
(1) by the Property Trustee of its rights as registered holder of the Subordinated Debentures against WPSR pursuant to the terms of the Subordinated Debentures or (2) by such holders of their right against WPSR to enforce payments on the Subordinated Debentures. See "Description of the Guarantee" and "Description of the Subordinated Debentures." The declaration of trust for the Trust provides that each holder of the Trust Preferred Securities, by acceptance thereof, agrees to the provisions of the Guarantee, including the subordination provisions thereof, and of the indenture pursuant to which the Subordinated Debentures are being issued.

ENFORCEMENT OF CERTAIN RIGHTS BY HOLDERS OF PREFERRED SECURITIES

    If a Declaration Event of Default (as defined herein) occurs and is continuing, then the holders of Trust Preferred Securities would rely on the enforcement by the Property Trustee of its rights as a holder of the Subordinated Debentures against WPSR. In addition, the holders of a majority in liquidation amount of the Trust Preferred Securities will have the right to direct the time, method, and place of conducting any proceeding for any remedy available to the Property Trustee or to direct the exercise of any trust or power conferred upon the Property Trustee under the Declaration, including the right to direct the Property Trustee to exercise the remedies available to it as a holder of the Subordinated Debentures. If the Property Trustee fails to enforce its rights with respect to the Subordinated Debentures held by the Trust, any record holder of Trust Preferred Securities may, to the fullest extent permitted by law, institute legal proceedings directly against WPSR to enforce the Property Trustee's rights under the Subordinated Debentures without first instituting any legal proceedings against the Property Trustee or any other person or entity. In addition, if a Declaration Event of Default has occurred and is continuing and such event is attributable to the failure of WPSR to pay interest or principal on the Subordinated Debentures on the date such interest or principal is otherwise payable (or in the case of redemption, on the redemption date), then a record holder of Trust Preferred Securities may directly institute a proceeding against WPSR for enforcement of payment to such holder of the principal of or interest on the Subordinated Debentures having a principal amount equal to the aggregate liquidation amount of the Trust Preferred Securities held by such holder (a "Direct Action") on or after the respective due dates specified in the Subordinated Debentures. In connection with such Direct Action, WPSR will be subrogated to the rights of such record holder of Trust Preferred Securities to the extent of any payment made by WPSR to such holder of Trust Preferred Securities in such Direct Action. The record holder in the case of the issuance of one or more global Trust Preferred Securities certificates will be The Depository Trust Company or its nominee acting at the direction of the beneficial owners of the Trust Preferred Securities. See "Description of the Trust Preferred Securities--Declaration Events of Default."

TRUST DISTRIBUTIONS DEPENDENT ON WPSR'S PAYMENTS ON SUBORDINATED DEBENTURES

    The Trust's ability to make distributions and other payments on the Trust Preferred Securities is entirely dependent upon WPSR making interest and other payments on the Subordinated Debentures. If WPSR does not make payments on the Subordinated Debentures for any reason, including as a result of WPSR's election to defer the payment of interest on the Subordinated Debentures by extending the interest payment period on the Subordinated Debentures, the Trust will not make payments on the Trust Preferred Securities. In such an event, holders of the Trust Preferred Securities would not be able to rely on the Guarantee because distributions and other payments on the Trust Preferred Securities are subject to the Guarantee only if and to the extent that the Trust has funds available therefor. See "Description of the Guarantee--General" and "Effect of Obligations under the Subordinated Debentures and the Guarantee."

OPTION TO EXTEND INTEREST PAYMENT PERIOD

    WPSR has the right under the Indenture to defer payments of interest on the Subordinated Debentures by extending the interest payment period at any time, and from time to time, on the Subordinated Debentures. As a consequence of such an extension, quarterly distributions on the Trust Preferred Securities would be deferred (but despite such deferral, to the extent permitted by law, would continue to accrue, with interest thereon compounded quarterly) by the Trust during any such extended interest payment period. WPSR has the right to defer payments of interest on the Subordinated Debentures, from time to time, but no Extension Period may be more than 20 consecutive calendar quarters or extend beyond the Maturity Date (as defined herein) of the Subordinated Debentures. There could be multiple Extension Periods of varying lengths during the term of the Subordinated Debentures. WPSR covenants under the Indenture that in the event that WPSR exercises its right to defer interest payments, then, prior to the payment of all accrued interest on outstanding Subordinated Debentures, (a) WPSR shall not declare or pay dividends on, or make a distribution with respect to, or redeem, purchase or acquire, or make a liquidation payment with respect to, any of its capital stock, (b) WPSR shall not, directly or indirectly, and will not allow any of its subsidiaries to, make any payment of interest, principal or premium, if any, on or repay, repurchase or redeem any debt securities issued by WPSR that rank PARI PASSU with or junior to the Subordinated Debentures, and (c) WPSR shall not make guarantee payments with respect to the foregoing (other than pursuant to the Guarantee); provided, however, that the restriction in clause (a) above does not apply (i) to repurchases or acquisitions of common shares of WPSR as contemplated by any employment arrangement, benefit plan or similar contract with or for the benefit of employees, officers or directors entered into in the ordinary course of business, (ii) to any purchase of WPSR common stock pursuant to the WPSR Stock Investment Plan or WPSR Deferred Compensation Plan, as in effect immediately prior to the date upon which WPSR gives notice of its election of such Extension Period, (iii) as a result of an exchange or conversion of any class or series of WPSR's capital stock for common shares, (iv) to the purchase of fractional interests in shares of WPSR's capital stock pursuant to the conversion or exchange provisions of such capital stock or the security being converted or exchanged, provided that such capital stock or security was outstanding prior to the date upon which WPSR gives notice of its election of such Extension Period, or (v) to the payment of any stock dividend by WPSR where the dividend is paid in the form of the same stock as that on which the dividend is paid. Prior to the termination of any such Extension Period, WPSR may further extend the interest payment period; provided that each Extension Period, if any, may not exceed 20 consecutive calendar quarters or extend beyond the Maturity Date of the Subordinated Debentures. Upon the termination of any Extension Period and the payment of all amounts then due, WPSR may commence a new Extension Period, subject to the above requirements. WPSR covenants that at the end of the Extension Period, WPSR will pay all interest accrued and unpaid on the Subordinated Debentures to the holders in whose names the Subordinated Debentures are registered on the first record date after the end of the Extension Period. WPSR has no current intention of exercising its right to defer payments of interest by extending the interest payment period on the Subordinated Debentures and views the exercise of such right during the term of the Subordinated Debentures as unlikely. However, should WPSR determine to exercise such right in the future, the market price of the Trust Preferred Securities is likely to be adversely affected. See "Description of the Trust Preferred Securities-- Distributions" and "Description of the Subordinated Debentures--Option to Extend Interest Payment Period."

TAX CONSEQUENCES OF EXTENSION OF INTEREST PAYMENT PERIOD

    Should WPSR exercise its right to defer payments of interest by extending the interest payment period, each holder of Trust Preferred Securities will accrue income (as original issue discount ("OID")) in respect of the deferred interest allocable to its Trust Preferred Securities for United States federal income tax purposes on a daily economic accrual basis. Such income will be allocated but not distributed to holders of the Trust Preferred Securities. As a result, each such holder of Trust Preferred Securities will recognize income for United States federal income tax purposes in advance of the receipt of cash and will not receive the cash from the Trust related to such income if such holder disposes of its Trust Preferred Securities prior to the record date for the date on which distributions of such amounts are made. A holder that disposes of its Trust Preferred Securities during an Extension Period, therefore, might not receive the same return on its investment as a holder that continues to hold its Trust Preferred Securities. In addition, as a result of the existence of WPSR's right to defer interest payments, the market price of the Trust Preferred Securities (which represent an undivided beneficial interest in the Subordinated Debentures) may be more volatile than other securities on which OID accrues that do not have such rights. See "United States Federal Income Taxation--Original Issue Discount."

DISTRIBUTION OF THE SUBORDINATED DEBENTURES

    At any time, WPSR will have the right to dissolve the Trust and, after satisfaction of the liabilities to creditors of the Trust as required by applicable law, cause the Subordinated Debentures to be distributed to the holders of the Trust Preferred Securities in liquidation of the Trust. Under current United States federal income tax law and interpretation and assuming, as expected, that the Trust is treated as a grantor trust, a distribution of the Subordinated Debentures should not be a taxable event to holders of the Trust Preferred Securities. Should there be a change in law, a change in legal interpretation, a Tax Event or other circumstances, however, the distribution could be a taxable event to the holders of the Trust Preferred Securities. In addition, a dissolution of the Trust in which holders of the Trust Preferred Securities receive cash would be a taxable event to such holders. See "United States Federal Income Taxation--Receipt of Subordinated Debentures or Cash upon Dissolution of the Trust."

    There can be no assurance as to the market prices for the Trust Preferred Securities or the Subordinated Debentures that may be distributed in exchange for Trust Preferred Securities if a dissolution or liquidation of the Trust were to occur. Accordingly, the Trust Preferred Securities that an investor may purchase, whether pursuant to the offer made hereby or in the secondary market, or the Subordinated Debentures that a holder of Trust Preferred Securities may receive on dissolution and liquidation of the Trust, may trade at a discount to the price that the investor paid to purchase the Trust Preferred Securities offered hereby. Because holders of Trust Preferred Securities may receive Subordinated Debentures upon any election by WPSR to dissolve the Trust and cause the Subordinated Debentures to be distributed to the holders of the Trust Preferred Securities, prospective purchasers of Trust Preferred Securities are also making an investment decision with regard to the Subordinated Debentures and should review carefully all the information regarding the Subordinated Debentures and WPSR contained in this Prospectus. See "Description of the Trust Preferred Securities--Distribution of the Subordinated Debentures" and "Description of the Subordinated Debentures."

PREPAYMENT CONSIDERATIONS; SPECIAL EVENT REDEMPTION

    At the option of WPSR, the Subordinated Debentures may be redeemed, in whole
or in part, at any time on or after            , 2003, at a redemption price
equal to 100% of the principal amount to be redeemed plus any accrued and unpaid interest to the redemption date. See "Description of the Subordinated Debentures-- Optional Redemption." Investors in the Trust Preferred Securities should assume that WPSR will exercise its redemption option if WPSR is able to refinance at a lower interest rate or it is otherwise in the interest of WPSR to redeem the Subordinated Debentures. Upon the occurrence of a Tax Event (as defined herein) or an Investment Company Act Event (as defined herein), even if
such event occurs before            , 2003, WPSR will have the right to redeem
the Subordinated Debentures, in whole (but not in part), in which event the Trust will redeem all outstanding Trust Securities. The outcome of a case pending in the United States Tax Court could give rise to a Tax Event. See "United States Federal Income Taxation--Classification of Subordinated Debentures." If Subordinated Debentures are redeemed, the Trust must redeem Trust Securities having an aggregate liquidation amount equal to the aggregate principal amount of Subordinated Debentures so redeemed. See "Description of the Trust Preferred Securities--Mandatory Redemption" and "--Special Events Redemption."

LIMITED VOTING RIGHTS

    Holders of Trust Preferred Securities will have only limited voting rights, primarily in connection with directing the activities of the Property Trustee as the holder of the Subordinated Debentures. Holders of Trust Preferred Securities will not be entitled to vote to appoint, remove or replace, or to increase or decrease the number of, the Trustees except that upon the occurrence and continuance of a Declaration Event of Default, the right to remove and replace the Property Trustee and the Delaware Trustee shall be vested solely in the holders of at least a majority in aggregate liquidation amount of the outstanding Trust Preferred Securities. Voting rights with respect to Trustee matters are otherwise vested exclusively in the holder of the Common Securities. See "Description of the Trust Preferred Securities--Voting Rights."

TRADING PRICE

    The Trust Preferred Securities are expected to be listed on the New York Stock Exchange. The Trust Preferred Securities are expected to trade at a price that takes into account the value, if any, of accrued but unpaid distributions; purchasers will not pay, and sellers will not receive, accrued and unpaid distributions with respect to the Trust Preferred Securities that is not included in the trading price thereof. A holder who disposes of his Trust Preferred Securities between record dates for payments of distributions thereon will be required to include accrued but unpaid interest on the Subordinated Debentures through the date of disposition in income as ordinary income (I.E., OID), and to add such amount to his adjusted tax basis in his pro rata share of the underlying Subordinated Debentures deemed disposed of. To the extent the selling price is less than the holder's adjusted tax basis (which will include, in the form of OID, all accrued but unpaid interest), a holder will recognize a capital loss. Subject to certain limited exceptions, capital losses cannot be applied to offset ordinary income for United States federal income tax purposes. See "United States Federal Income Taxation--Original Issue Discount" and "--Sales of Trust Preferred Securities."

    The trading price of the Trust Preferred Securities is likely to be sensitive to the level of interest rates generally. If interest rates rise in general, the trading price of the Trust Preferred Securities may decline to reflect the additional yield requirements of the purchasers. Conversely, a decline in interest rates may increase the trading price of the Trust Preferred Securities, although any increase will be moderated by WPSR's ability to call
the Subordinated Debentures at any time on or after            , 2003 at a
redemption price equal to 100% of the principal amount to be redeemed plus accrued but unpaid interest.

ABSENCE OF PUBLIC MARKET FOR SECURITIES


    Since the Trust Preferred Securities will be newly issued, there is no current market for them. The New York Stock Exchange, Inc. has authorized, upon official notice of issuance, the listing of the Trust Preferred Securities. There can be no assurance that there will be an active trading market for the Trust Preferred Securities.

                RATIOS OF EARNINGS TO FIXED CHARGES AND EARNINGS
          TO COMBINED FIXED CHARGES AND PREFERRED DIVIDEND REQUIREMENT

    WPSR's consolidated ratios of earnings to fixed charges and earnings to combined fixed charges and preferred dividend requirements were as follows for the periods indicated:

                                                                    THREE MONTHS
                                                                     ENDED MARCH
                                                                         31                    FISCAL YEAR ENDED
                                                                    -------------  ------------------------------------------
                                                                        1998         1997       1996       1995       1994
                                                                    -------------  ---------  ---------  ---------  ---------
Ratio of Earnings to Fixed Charges................................         4.99         3.91       3.67       4.18       4.19
Ratio of Earnings to Combined Fixed Charges and Preferred Dividend
  Requirements....................................................         4.20         3.33       3.10       3.53       3.51


                                                                      1993
                                                                    ---------
Ratio of Earnings to Fixed Charges................................       4.45
Ratio of Earnings to Combined Fixed Charges and Preferred Dividend
  Requirements....................................................       3.70

    In computing the ratios, earnings represent consolidated income of WPSR and its subsidiaries before interest expense, amortization of debt discount, premium and expense, federal and state income taxes, and the allowance for borrowed funds used during construction and the estimated interest component of rentals. Fixed charges represent interest expense, amortization of debt discount, premium and expense and the estimated interest component of rentals of WPSR and its subsidiaries; and preferred stock dividends include total preferred stock dividend requirements of WPSC increased to an amount representing the pre-tax earnings required to cover such dividend requirements.

    A statement setting forth the computation of the unaudited ratios of earnings to fixed charges and earnings to combined fixed charges and preferred dividends is filed as an exhibit to the Registration Statement of which this Prospectus is a part.

                                 CAPITALIZATION

    The following table sets forth the consolidated capitalization of WPSR and its subsidiaries as of March 31, 1998, and as adjusted to give effect to the issuance of the Trust Preferred Securities and the use of proceeds thereof. See "Use of Proceeds." The table should be read in conjunction with the consolidated financial statements and notes thereto of WPSR and its subsidiaries, included in the documents incorporated by reference herein. See "Incorporation of Certain Documents by Reference."

                                                                                              AT MARCH 31, 1998
                                                                                           -----------------------
                                                                                             ACTUAL    AS ADJUSTED
                                                                                           ----------  -----------
                                                                                                ($ THOUSANDS)
Long-term debt of subsidiaries:
  WPSC First Mortgage Bonds..............................................................  $  283,307   $ 283,307
  Other..................................................................................      21,154      21,154
                                                                                           ----------  -----------
                                                                                           $  304,461   $ 304,461

Company obligated mandatorily redeemable preferred securities of subsidiary trust........                  50,000
Preferred securities of subsidiary (WPSC) without mandatory redemption provisions........      51,200      51,200
Common share equity:.....................................................................     482,959     482,959
                                                                                           ----------  -----------
Total capitalization.....................................................................  $  838,620   $ 888,620
                                                                                           ----------  -----------
                                                                                           ----------  -----------

-------

(1) As described herein, the sole assets of the Trust will be the    % Junior
    Subordinated Deferrable Interest Debentures due      of WPSR with a
    principal amount of approximately $51,500,000, and upon redemption of such debt, the Trust Preferred Securities will be mandatorily redeemable.

                                   THE TRUST

    WPSR Capital Trust I is a statutory business trust created under Delaware law pursuant to a declaration of trust, dated as of June 9, 1998, and the filing of a certificate of trust with the Secretary of State of the State of Delaware on June 9, 1998. Such declaration will be amended and restated in its entirety (as so amended and restated, the "Declaration") by execution of an Amended and Restated Declaration of Trust, substantially in the form filed as an exhibit to the Registration Statement of which this Prospectus is a part. The Declaration will be qualified as an indenture under the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). Upon issuance of the Trust Preferred Securities, the purchasers thereof will own all of the Trust Preferred Securities. See "Description of the Trust Preferred Securities." Simultaneously with the issuance of the Trust Preferred Securities, WPSR will acquire Trust Common Securities in an aggregate liquidation amount equal to at least 3% of the total capital of the Trust. The Trust exists for the exclusive purposes of (i) issuing the Trust Securities representing undivided beneficial interests in the assets of the Trust, (ii) investing the gross proceeds of the Trust Securities in the Subordinated Debentures and (iii) engaging in only those other activities necessary or incidental thereto. The Trust has a term of approximately 55 years, but may dissolve earlier as provided in the Declaration.

    Pursuant to the Declaration, the number of Trustees will initially be four. Under the Declaration, WPSR, as holder of a majority in liquidation amount of the Trust Common Securities, will have the right to increase or decrease, from time to time, the number of Trustees. The Declaration further provides, however, that there must always be (i) one Trustee which is either a resident of the State of Delaware or an entity which has its principal place of business in Delaware (the "Delaware Trustee"), (ii) at least one Trustee who is an employee or officer of, or is affiliated with, WPSR (an "Administrative Trustee"), and
(iii) one Trustee which is a financial institution with combined capital and surplus of at least $50,000,000 and which acts as property trustee and as indenture trustee for purposes of compliance with the Trust Indenture Act. The same entity may serve as Delaware Trustee and Property Trustee. Initially, State Street Bank and Trust Company, a Massachusetts trust company, will be the

Property Trustee and First Union Trust Company, National Association, a national banking association, will be the Delaware Trustee, in each case until removed or replaced as provided in the Declaration. For purposes of compliance with the provisions of the Trust Indenture Act, State Street Bank and Trust Company will also act as trustee (the "Guarantee Trustee") under the Guarantee and as the Debt Trustee (as defined herein) under the Indenture. See "Description of the Guarantee" and "Description of the Trust Preferred Securities--Voting Rights."

    The Property Trustee will hold title to the Subordinated Debentures for the benefit of the holders of the Trust Securities, and the Property Trustee will have the power to exercise all rights, powers and privileges of a holder of Subordinated Debentures under the Indenture. In addition, the Property Trustee will maintain exclusive control of a segregated non-interest bearing trust account (the "Property Account") to hold all payments made in respect of the Subordinated Debentures for the benefit of the holders of the Trust Securities. The Property Trustee will make payments of distributions and payments on liquidation, redemption and otherwise to the holders of the Trust Preferred Securities out of funds from the Property Account. The Guarantee Trustee will hold the Guarantee for the benefit of the holders of the Trust Preferred Securities. WPSR, as the holder of all the Trust Common Securities, will have the right (subject to the terms of the Declaration) to appoint, remove or replace any Trustee and to increase or decrease the number of Trustees; provided, that (i) if the Property Trustee does not have its principal place of business in Delaware, the number of Trustees shall be at least three, and (ii) there will always be at least one Administrative Trustee, one Property Trustee which satisfies the requirements of the Trust Indenture Act, and one Trustee who, if a natural person, is a resident of Delaware or, if not a natural person, is an entity which has its principal place of business in Delaware, as required under Chapter 38 of Title 12 of the Delaware Code, as amended, or any successor legislation (the "Trust Act"). WPSR will pay all fees and expenses related to the Trust and the offering of the Trust Preferred Securities. See "Description of the Subordinated Debentures--Miscellaneous."

    The rights of the holders of the Trust Preferred Securities, including economic rights, rights to information and voting rights, are set forth in the Declaration, the Trust Act and the Trust Indenture Act. See "Description of the Trust Preferred Securities."

                           WPS RESOURCES CORPORATION

    WPS Resources Corporation ("WPSR"), a Wisconsin corporation, was incorporated on December 3, 1993, and operates as a holding company with both regulated (utility) and non-regulated business units. WPSR has its principal office at 700 North Adams Street, Green Bay, Wisconsin 54301.

    WPSR's principal wholly owned subsidiary is WPSC, from which WPSR derived 79% of its consolidated revenues and all of its net income for 1997. WPSC is a regulated public utility engaged in the generation, transmission, distribution and sale of electric energy and in the distribution and sale of natural gas in an 11,000 square mile service territory in northeastern and central Wisconsin and an adjacent part of the upper peninsula of Michigan.

    WPSR's principal nonregulated subsidiaries are ESI and PDI. ESI sells electric energy, natural gas and alternate fuel products principally to commercial, industrial and wholesale customers in the midwestern and eastern United States. ESI also provides risk management and energy utilization consulting services and energy management and project management services. PDI develops and owns electric generation projects and provides services to the electric power generation industry.


    On July 10, 1997, WPSR announced an agreement to merge with Upper Peninsula Energy Corporation ("UPEN"). The shareholders of UPEN approved the merger on January 29, 1998. On May 27, 1998, the Federal Energy Regulatory Commission issued an order approving the merger. WPSR's request for early termination of the waiting period applicable to the merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 was granted by the Federal Trade Commission on July 9, 1998. The merger is also subject to (1) approval by the SEC under the Public Utility Holding Company Act of 1935; (2) receipt by the parties of an opinion of counsel that the merger qualifies as a tax-free transaction; (3) receipt by the parties of appropriate assurances that the transaction will be accounted for as a pooling of interests; and (4) the satisfaction of various other conditions. The merger is expected to be completed in the second half of 1998. Upon satisfaction of the foregoing conditions, UPEN will merge with and into WPSR, and Upper Peninsula Power Company, UPEN's utility subsidiary, will become a wholly-owned subsidiary of WPSR.


    Under the terms of the merger agreement each of the 2,950,001 outstanding shares of UPEN common stock (no par value) will be converted into 0.90 shares of WPSR common stock ($1.00 par value), subject to adjustment for fractional shares.

    If the merger had been effective as of January 1, 1997, (i) the revenues and net income of UPEN and its consolidated subsidiaries for 1997 would have constituted 6.40% and 3.70%, respectively, of the combined consolidated revenues and net income of WPSR and UPEN and their subsidiaries for 1997; (ii) the utility plant assets of UPPCO at December 31, 1997, would have constituted 10.36% of the combined utility plant assets of UPPCO and WPSC at December 31, 1997; and (iii) the electric energy customers of UPPCO at December 31, 1997, would have constituted 11.40% of the total electric energy customers of WPSC and UPPCO at December 31, 1997.

                              ACCOUNTING TREATMENT

    The financial statements of the Trust will be consolidated with WPSR's consolidated financial statements with the Trust Preferred Securities accounted for and captioned in the consolidated balance sheet directly above shareholders' equity.

                                USE OF PROCEEDS


    The Trust will use all proceeds from the sale of the Trust Preferred Securities to purchase the Subordinated Debentures from WPSR. WPSR intends to use the net proceeds from the sale of the Subordinated Debentures (i) to reduce short-term borrowings of WPSR principally incurred to fund equity contributions by WPSR to its subsidiaries and (ii) for general corporate purposes. WPSR's short-term borrowings at July 22, 1998 aggregate approximately $56 million, bear interest at a weighted average interest rate of 5.54 percent and are due on July 31, 1998.


                 DESCRIPTION OF THE TRUST PREFERRED SECURITIES

    The Trust Preferred Securities will be issued pursuant to the terms of the Declaration. The Declaration will be qualified as an indenture under the Trust Indenture Act. The Property Trustee, State Street Bank and Trust Company, will act as indenture trustee under the Declaration for purposes of compliance with the provisions of the Trust Indenture Act. The terms of the Trust Preferred Securities will include those stated in the Declaration (including the annex and exhibits thereto), and those required to be made part of the Declaration by the Trust Indenture Act. The following summary of the principal terms and provisions of the Trust Preferred Securities does not purport to be complete and is subject to, and qualified in its entirety by reference to, the Declaration (a copy of which is filed as an exhibit to the Registration Statement of which this Prospectus is a part), the Trust Act and the Trust Indenture Act.

GENERAL

    The Declaration authorizes the Trust to issue the Trust Securities, which represent undivided beneficial interests in the assets of the Trust. The Trust Common Securities will have equivalent terms to and will rank PARI PASSU, and payments will be made thereon on a pro rata basis, with the Trust Preferred Securities, except that upon the occurrence and during the continuance of a Declaration Event of Default (as defined herein), the rights of the holders of the Trust Common Securities to receive payment of periodic distributions and payments upon liquidation, redemption and otherwise will be subordinated to the rights of the holders of the Trust Preferred Securities. In addition, unless a Declaration Event of Default has occurred and is continuing, holders of the Trust Common Securities have the exclusive right (subject to the terms of the Declaration) to appoint, remove or replace any of the Trustees. All of the Trust Common Securities will be directly or indirectly owned by WPSR.

    The Declaration does not permit the issuance by the Trust of any securities other than the Trust Securities or the incurrence of any indebtedness by the Trust. Pursuant to the Declaration, the Property Trustee will hold the Subordinated Debentures purchased by the Trust for the benefit of the holders of the Trust Preferred Securities. The payment of distributions out of money held by the Trust, and payments upon redemption of the Trust Preferred Securities or liquidation of the Trust, will be guaranteed by WPSR to the extent described under "Description of the Guarantee." The Guarantee, when taken together with the back-up undertakings, consisting of obligations of WPSR (including the obligation to pay expenses of the Trust) set forth in the Declaration, the Indenture and the Subordinated Debentures issued to the Trust, provide a full and unconditional guarantee by WPSR of the Trust Preferred Securities. The Guarantee will be held by State Street Bank and Trust Company, the Guarantee Trustee, for the benefit of the holders of the Trust Preferred Securities. The Guarantee only covers payment of distributions when WPSR has made the corresponding payment of interest or principal on the Subordinated Debentures held by the Trust. In the absence of such payment of interest or principal, the remedy of a holder of Trust Preferred Securities is to vote to direct the Property Trustee to enforce the Property Trustee's rights as the holder of the Subordinated Debentures or, under certain circumstances, to take direct action against WPSR. See "--Declaration Events of Default, "--Voting Rights," "Description of the Guarantee" and "Effect of Obligations under the Subordinated Debentures and the Guarantee."

    The Company and the Trust will agree to treat the Subordinated Debentures as indebtedness for all United States federal income tax purposes and, by acceptance of the Trust Preferred Securities, each holder covenants to treat the Subordinated Debentures as indebtedness and the Trust Preferred Securities as evidence of an indirect undivided beneficial interest in the Subordinated Debentures.

DISTRIBUTIONS

    Distributions on the Trust Preferred Securities will be fixed at a rate per
annum of    % of the stated liquidation amount of $25 per Trust Preferred
Security. Distributions in arrears for more than one quarter will (to the extent permitted by applicable law) bear interest thereon from and including the last
day of such quarter at the rate per annum of    % thereof compounded quarterly.
The term "distributions" as used herein includes any such interest payable unless otherwise stated. The amount of distributions payable for any period will be computed on the basis of a 360-day year of twelve 30-day months, and for any period shorter than a full quarter, on the basis of the actual number of days elapsed in such 90-day quarter.

    Distributions on the Trust Preferred Securities will be cumulative, will accrue from the date of original issuance, and will be payable quarterly in arrears on March 31, June 30, September 30, and December 31 of each year, commencing September 30, 1998, when, as and if available for payment, and will be made by the Property Trustee, except as otherwise described below.

    WPSR has the right under the Indenture to defer payments of interest on the Subordinated Debentures by extending the interest payment period from time to time on the Subordinated Debentures, which right, if exercised, would defer quarterly distributions on the Trust Preferred Securities (although to the extent permitted by law, such distributions would continue to accrue with interest since interest would continue to accrue on the Subordinated Debentures) during any such Extension Period. WPSR has the right to defer payments of interest on the Subordinated Debentures, from time to time, for up to 20 consecutive calendar quarters, provided that no Extension Period may extend beyond the Maturity Date of the Subordinated Debentures. There could be multiple Extension Periods of varying lengths during the term of the Subordinated Debentures. WPSR covenants under the Indenture that in the event that WPSR exercises this right, then during any Extension Period (a) WPSR shall not declare or pay dividends on, make distributions with respect to, or redeem, purchase or acquire, or make a liquidation payment with respect to, any of its capital stock, (b) WPSR shall not, directly or indirectly, and shall not allow any of its subsidiaries to, make any payment of interest, principal or premium, if any, on or repay, repurchase or redeem any debt securities issued by WPSR that rank PARI PASSU with or junior to the Subordinated Debentures, and (c) WPSR shall not make any guarantee payments with respect to the foregoing; provided, however, that the restriction in clause (a) above does not apply (i) to repurchases or acquisitions of common shares of WPSR as contemplated by any employment arrangement, benefit plan or similar contract with or for the benefit of employees, officers or directors entered into in the ordinary course of business, (ii) to repurchases of common shares of WPSR as contemplated by the WPSR Stock Investment Plan or Deferred Compensation Plan, as in effect immediately prior to the date upon which WPSR gives notice of its election of such Extension Period,
(iii) as a result of an exchange or conversion of any class or series of capital stock of WPSR for common shares of WPSR, provided that such class or series of capital stock of WPSR was outstanding prior to the date upon which WPSR gives notice of its election of such Extension Period, (iv) to the purchase of fractional interests in shares of capital stock of WPSR pursuant to the conversion or exchange provisions of such capital stock or the security being converted or exchanged or (v) to the payment of any stock dividend by WPSR where the dividend is paid in the form of the same stock as that on which the dividend is being paid. Prior to the termination of any such Extension Period, WPSR may further extend the interest payment period; provided that each Extension Period, if any, may not exceed 20 consecutive calendar quarters and may not extend beyond the Maturity Date of the Subordinated Debentures. Upon the termination of any Extension Period and the payment of all amounts then due, WPSR may commence a new Extension Period, subject to the above requirements. See "Description of the Subordinated Debentures--Interest" and "--Option to Extend Interest Payment Period." If distributions are deferred, the deferred distributions and accrued interest thereon shall be paid to holders of record of the Trust Preferred Securities as they appear on the books and records of the Trust on the record date next following the termination of such deferral period.

    Distributions on the Trust Preferred Securities must be paid on the dates payable to the extent that the Trust has funds available for the payment of such distributions in the Property Account. The Trust's funds available for distribution to the holders of the Trust Preferred Securities will be limited to payments received from WPSR on the Subordinated Debentures. See "Description of the Subordinated Debentures." The payment of distributions out of moneys held by the Trust is guaranteed by WPSR to the extent set forth under "Description of the Guarantee." The Guarantee, when taken together with the back-up undertakings, consisting of obligations of WPSR (including the obligation to pay expenses of the Trust) as set forth in the Declaration, the Indenture and the Subordinated Debentures issued to the Trust, provides a full and unconditional guarantee by WPSR of the Trust Preferred Securities.

    Distributions on the Trust Preferred Securities will be payable to the holders thereof as they appear on the books and records of the Trust on the relevant record dates, which, as long as the Trust Preferred Securities remain in global form, will be one Business Day (as defined below) prior to the relevant payment dates. Such distributions will be paid through the Property Trustee who will hold amounts received in respect of the Subordinated Debentures in the Property Account for the benefit of the holders of the Trust Preferred Securities. Subject to any applicable laws and regulations and the provisions of the Declaration, each such payment will be made as described under "--Book-Entry Issuance--The Depository Trust Company." In the event that the Trust Preferred Securities do not continue to remain in global form, the relevant record dates for the Trust Preferred Securities shall conform to the rules of any securities exchange on which the securities are listed and, if none, shall be selected by the Administrative Trustees, which dates shall be at least one Business Day but less than 60 Business Days prior to the relevant payment dates. Distributions payable on any Trust Preferred Securities that are not punctually paid on any distribution payment date, as a result of WPSR's having failed to make a payment under the Subordinated Debentures, will cease to be payable to the person in whose name such Trust Preferred Securities are registered on the relevant record date, and such defaulted distribution will instead be payable to the person in whose name such Trust Preferred Securities are registered on the special record date or other specified date determined in accordance with the Declaration. In the event that any date on which distributions are to be made on the Trust Preferred Securities is not a Business Day, then payment of the distributions payable on such date will be made on the next succeeding day which is a Business Day (and without any interest or other payment in respect of any such delay), except that, if such Business Day is in the next succeeding calendar year, such payment shall be made on the immediately preceding Business Day, in each case with the same force and effect as if made on such date. A "Business Day" shall mean any day other than a day on which state or federal banking institutions in New York, New York or Boston, Massachusetts, are authorized or required by law to close.

MANDATORY REDEMPTION

    The Subordinated Debentures will mature on            ,    , and may be
redeemed, in whole or in part, at any time on or after            , 2003, or at
any time in whole (but not in part) upon the occurrence of a Tax Event or an Investment Company Event. See "Description of the Subordinated Debentures." Upon the repayment of the Subordinated Debentures, whether at maturity or upon redemption, the proceeds from such repayment or redemption shall simultaneously be applied to redeem Trust Securities having an aggregate liquidation amount equal to the aggregate principal amount of the Subordinated Debentures so repaid or redeemed at the Redemption Price; provided that, except in the case of payments at maturity of the Subordinated Debentures, holders of Trust Securities shall be given not less than 30 nor more than 60 days notice of such redemption. See "Description of the Subordinated Debentures--Optional Redemption." In the event that fewer than all of the outstanding Trust Securities are to be redeemed, the Trust Securities will be redeemed pro rata to each holder according to the aggregate liquidation amount of Trust Securities held by the relevant holder in relation to the aggregate liquidation amount of all Trust Securities outstanding. See "--Book-Entry Issuance--The Depository Trust Company" for a description of procedures of The Depository Trust Company in the event of redemption.

SPECIAL EVENT REDEMPTION

    If, at any time, a Tax Event or Investment Company Event (each a "Special Event"), shall occur and be continuing, WPSR shall have the right, upon not less than 30 nor more than 60 days notice, to redeem the Subordinated Debentures, in whole (but not in part), for cash within 90 days following the occurrence of such Special Event, and, following such redemption, all Trust Securities shall be redeemed by the Trust at the Redemption Price.

    "Tax Event" means that the Administrative Trustees shall have received an opinion of an independent tax counsel experienced in such matters to the effect that, as a result of (a) any amendment to, or change (including any announced prospective change) in, the laws (or any regulations thereunder) of the United States or any political subdivision or taxing authority thereof or therein or
(b) any official administrative pronouncement or judicial decision interpreting or applying such laws or regulations, which amendment or change is effective or such pronouncement or decision is announced on or after the date of original issuance of the Trust Preferred Securities, there is more than an insubstantial risk that (i) the Trust is, or will be within 90 days after the date thereof, subject to United States federal income tax with respect to interest accrued or received on the Subordinated Debentures, (ii) the Trust is, or will be within 90 days after the date thereof, subject to more than a de minimis amount of taxes, duties or other governmental charges, or (iii) interest payable to the Trust on the Subordinated Debentures is not, or within 90 days of the date thereof, will not be deductible, in whole or in part, by WPSR for United States federal income tax purposes.

    "Investment Company Event" means the occurrence of a change in law or regulation or a change in interpretation or application of law or regulation by any legislative body, court, governmental agency or regulatory authority (a "Change in 1940 Act") to the effect that the Trust is or will be considered an "investment company" that is required to be registered under the Investment Company Act of 1940, as amended (the "1940 Act"), which Change in 1940 Act becomes effective on or after the date of original issuance of the Trust Preferred Securities.

REDEMPTION PROCEDURES

    The Trust may not redeem fewer than all of the outstanding Trust Preferred Securities (i) unless all accrued and unpaid distributions have been paid on all Trust Preferred Securities for all quarterly distribution periods terminating on or prior to the date of redemption or (ii) if such redemption would result in the delisting of the Trust Preferred Securities from any national securities exchange or other organization on which the Trust Preferred Securities are then listed.

    If the Trust gives a notice of redemption in respect of Trust Preferred Securities (which notice will be irrevocable), then, by 12:00 noon, New York City time, on the redemption date, provided that WPSR has paid to the Property Trustee a sufficient amount of cash in connection with the related redemption or maturity of the Subordinated Debentures, the Trust will irrevocably deposit with the Depositary (as defined herein) funds sufficient to pay the Redemption Price and will give the Depositary irrevocable instructions and authority to pay the Redemption Price to the Beneficial Owners (as defined herein) of the Trust Preferred Securities. See "--Book-Entry Issuance--The Depository Trust Company." If notice of redemption shall have been given and funds deposited as required, then, immediately prior to the close of business on the date of such deposit, distributions will cease to accrue and all rights of holders of such Trust Preferred Securities so called for redemption will cease, except the right of the holders of such Trust Preferred Securities to receive the Redemption Price but without interest on such Redemption Price. In the event that any date fixed for redemption of Trust Preferred Securities is not a Business Day, then payment of the Redemption Price payable on such date will be made on the next succeeding day that is a Business Day (without any interest or other payment in respect of any such delay), except that, if such Business Day falls in the next calendar year, such payment will be made on the immediately preceding Business Day. In the event that WPSR fails to repay the Subordinated Debentures on maturity or payment of the Redemption Price in respect of Trust Preferred Securities is improperly withheld or refused and not paid either by the Trust, or by WPSR pursuant to the Guarantee, distributions on such Trust Preferred Securities will continue to accrue at the then applicable rate from the original redemption date to the date of payment, in which case the actual payment date will be considered the date fixed for redemption for purposes of calculating the Redemption Price.

    In the event that fewer than all of the outstanding Trust Preferred Securities are to be redeemed, the Trust Preferred Securities will be redeemed as described under "--Book-Entry Issuance--The Depository Trust Company."

    If a partial redemption of the Trust Preferred Securities would result in the delisting of the Trust Preferred Securities by a national securities exchange or other organization on which the Trust Preferred Securities are then listed, WPSR, pursuant to the Indenture, will only redeem the Subordinated Debentures in whole and, as a result, the Trust may only redeem the Trust Preferred Securities in whole.

    Subject to the foregoing and applicable law (including, without limitation, United States federal securities laws), WPSR or its subsidiaries may at any time, and from time to time, purchase outstanding Trust Preferred Securities by tender, in the open market or by private agreement.

DISTRIBUTION OF THE SUBORDINATED DEBENTURES

    At any time, WPSR will have the right to dissolve the Trust and, after satisfaction of the liabilities to creditors of the Trust as required by applicable law, cause the Subordinated Debentures to be distributed to the holders of the Trust Securities in liquidation of the Trust. Under current United States federal income tax law and interpretation and assuming, as expected, that the Trust is treated as a grantor trust, a distribution of the Subordinated Debentures should not be a taxable event to holders of the Trust Preferred Securities. Should there be a change in law, a change in legal interpretation, a Tax Event or Investment Company Event or other circumstances, however, the distribution could be a taxable event to the holders of the Trust Preferred Securities. See "United States Federal Income Taxation--Receipt of Subordinated Debentures or Cash upon Dissolution of the Trust."

    If the Subordinated Debentures are distributed to the holders of the Trust Preferred Securities, WPSR will use its best efforts to cause the Subordinated Debentures to be listed on the New York Stock Exchange or on such other exchange as the Trust Preferred Securities are then listed.

    After the date for any distribution of Subordinated Debentures upon dissolution of the Trust, (i) the Trust Preferred Securities will no longer be deemed to be outstanding, (ii) the Depositary or its nominee as the record holder of the Trust Preferred Securities will receive a registered global certificate or certificates representing the Subordinated Debentures to be delivered upon such distribution and (iii) any securities representing Trust

Preferred Securities not held by the Depositary or its nominee will be deemed to represent Subordinated Debentures having a principal amount equal to the stated liquidation amount of such Trust Preferred Securities and bearing accrued and unpaid interest in an amount equal to the accrued and unpaid distributions on such Trust Preferred Securities until such certificates are presented to the Property Trustee for transfer or reissuance.

    There can be no assurance as to the market prices for either the Trust Preferred Securities or the Subordinated Debentures that may be distributed in exchange for the Trust Preferred Securities if a dissolution and liquidation of the Trust were to occur. Accordingly, the Trust Preferred Securities that an investor may purchase, whether pursuant to the offer made hereby or in the secondary market, or the Subordinated Debentures that an investor may receive if a dissolution and liquidation of the Trust were to occur, may trade at a discount to the price that the investor paid to purchase the Trust Preferred Securities offered hereby.

SUBORDINATION OF COMMON TRUST SECURITIES

    Payment of distributions on, and the Redemption Price of, the Trust Securities, as applicable, shall be made pro rata based on the respective aggregate liquidation amounts of the Trust Securities, provided that if a Declaration Event of Default has occurred and is continuing, no payment of any distribution on, or Redemption Price of, any of the Trust Common Securities and no other payment on account of the liquidation of the Trust Common Securities, shall be made unless payment in full in cash of all accumulated and unpaid distributions on all of the outstanding Trust Preferred Securities for all distribution periods terminating on or prior thereto, or in the case of payment of the Redemption Price, the full amount of such Redemption Price on all of the outstanding Trust Preferred Securities then being redeemed, shall have been made or provided for.

    WPSR as the holder of the Trust Common Securities will be deemed to waive any Declaration Event of Default with respect to the Trust Common Securities and its consequences until all Declaration Events of Default with respect to the Trust Preferred Securities have been cured, waived or otherwise eliminated. Until such Events of Default have been so cured, waived or otherwise eliminated, the Property Trustee will be deemed to be acting solely on behalf of the holders of the Trust Preferred Securities, and only holders of the Trust Preferred Securities will have the right to direct the Property Trustee in accordance with the terms of the Trust Securities.

LIQUIDATION DISTRIBUTION UPON DISSOLUTION

    In the event of any voluntary or involuntary liquidation, dissolution or winding-up of the Trust (each, a "Liquidation"), holders of the Trust Preferred Securities will be entitled to receive out of the assets of the Trust, after satisfaction of liabilities to creditors of the Trust as provided by applicable law, distributions in an amount equal to the aggregate of the stated liquidation amount of $25 per Trust Preferred Security plus accrued and unpaid distributions thereon to the date of payment (the "Liquidation Distribution"), unless, in connection with such Liquidation, Subordinated Debentures in an aggregate stated principal amount equal to the aggregate stated liquidation amount of, with an interest rate identical to the distribution rate of, and accrued and unpaid interest equal to accrued and unpaid distributions on, the Trust Preferred Securities have been distributed on a pro rata basis to the holders of the Trust Preferred Securities in exchange for such Trust Preferred Securities. WPSR covenants not to cause or permit the dissolution, winding-up or termination of the Trust, except in connection with such a distribution of the Subordinated Debentures or certain mergers, consolidations or amalgamations or as otherwise required by the Declaration. See "Description of the Subordinated Debentures--Certain Covenants of WPSR."

    If, upon any such Liquidation, the Liquidation Distribution can be paid only in part because the Trust has insufficient assets available to pay in full the aggregate Liquidation Distribution, then the amounts payable directly by the Trust on the Trust Preferred Securities shall be paid on a pro rata basis. The holders of the Trust Common Securities will be entitled to receive distributions upon any such liquidation pro rata with the holders of the Trust Preferred Securities, except that if a Declaration Event of Default has occurred and is continuing, the Trust Preferred Securities shall have a preference over the Trust Common Securities with regard to such distributions.

    The Guarantee, when taken together with the back-up undertakings, consisting of obligations of WPSR (including the obligation to pay expenses of the Trust) as set forth in the Declaration, the Indenture and the Subordinated Debentures issued to the Trust, provide a full and unconditional guarantee by WPSR of the Trust Preferred Securities.

DISSOLUTION

    Pursuant to the Declaration, the Trust shall dissolve upon the earliest of
(i) June 9, 2053, (ii) the bankruptcy of the Sponsor, (iii) the filing of articles of dissolution or their equivalent with respect to the Sponsor, the receipt by the Trustees of the consent of the holders of at least a majority in liquidation amount of the Trust Securities to the dissolution of the Trust, or the revocation of the articles of incorporation of the Sponsor and the expiration of 90 days after the date of revocation without a reinstatement thereof, (iv) at the election of the Sponsor (which election is optional and wholly within the discretion of the Sponsor), upon satisfaction of the liabilities of creditors of the Trust as required by applicable law, provided that all of the Subordinated Debentures shall have been distributed to holders of the Trust Securities in liquidation of the Trust, (v) the entry of a decree of a judicial dissolution of the holder of the Trust Common Securities, the Sponsor or the Trust, (vi) the redemption of all the Trust Securities or (vii) the time when all of the Administrative Trustees and the Sponsor shall have consented to the dissolution of the Trust, provided such action is taken before the issuance of any Trust Securities. As soon as practicable after the occurrence of any of the foregoing events and completion of the winding up of the affairs of the Trust, the Trustees shall file a certificate of cancellation with the Secretary of State of the State of Delaware.

DECLARATION EVENTS OF DEFAULT

    An event of default under the Indenture (an "Indenture Event of Default") constitutes an event of default under the Declaration with respect to the Trust Securities (a "Declaration Event of Default"); provided, that pursuant to the Declaration, the holder of the Trust Common Securities will be deemed to have waived any Declaration Event of Default with respect to the Trust Common Securities until all Declaration Events of Default with respect to the Trust Preferred Securities have been cured, waived or otherwise eliminated. Until such Declaration Event of Default with respect to the Trust Preferred Securities has been so cured, waived, or otherwise eliminated, the Property Trustee will be deemed to be acting solely on behalf of the holders of the Trust Preferred Securities and only the holders of the Trust Preferred Securities will have the right to direct the Property Trustee with respect to certain matters under the Declaration, and therefore the Indenture.

    Upon the occurrence of an Indenture Event of Default, the Property Trustee, as the sole holder of the Subordinated Debentures, will have the right under the Indenture to declare the principal of and interest on the Subordinated Debentures to be immediately due and payable. The principal amount of the Subordinated Debentures will become immediately due and payable, without any declaration or other action by the Property Trustee or any other person, upon the occurrence of certain Indenture Events of Default relating to the voluntary or involuntary bankruptcy of WPSR. Each of WPSR and the Administrative Trustees, on behalf of the Trust, are required to file annually with the Property Trustee an officer's certificate as to the compliance of WPSR and the Trust with all conditions and covenants under the Declaration.

    If the Property Trustee fails to enforce its rights with respect to the Subordinated Debentures held by the Trust, any record holder of Trust Preferred Securities may, to the fullest extent permitted by law, institute legal proceedings directly against WPSR to enforce the Property Trustee's rights under such Subordinated Debentures without first instituting any legal proceedings against such Property Trustee or any other person or entity. In addition, if a Declaration Event of Default has occurred and is continuing and such event is attributable to the failure of WPSR to pay interest, principal or other required payments on the Subordinated Debentures issued to the Trust on the date such interest, principal or other payment is otherwise payable, then a record holder of Trust Preferred Securities may institute a proceeding directly against WPSR for enforcement of payment on the

Subordinated Debentures on or after the respective due dates specified in the Subordinated Debentures having a principal amount equal to the aggregate liquidation amount of the Trust Preferred Securities held by such holder. In connection with such Direct Action, WPSR will be subrogated to the rights of such record holder of Trust Preferred Securities to the extent of any payment made by WPSR to such record holder of Trust Preferred Securities. The record holder in the case of the issuance of one or more global Trust Preferred Securities certificates will be The Depository Trust Company or its nominee acting at the direction of the beneficial owners of the Trust Preferred Securities.

VOTING RIGHTS

    Except as described herein, under the Trust Act, the Trust Indenture Act and under "Description of the Guarantee--Modification of the Guarantee; and Assignment" and as otherwise required by law and the Declaration, the holders of the Trust Preferred Securities will have no voting rights.

    Subject to the requirement of the Property Trustee obtaining a tax opinion in certain circumstances set forth in the last sentence of this paragraph, the holders of a majority in aggregate stated liquidation amount of the Trust Preferred Securities have the right to (i) direct the time, method and place of conducting any proceeding for any remedy available to the Property Trustee or exercising of any trust or power conferred upon the Property Trustee under the Declaration including directing the time, method and place of conducting any proceeding for any remedy available to the Debt Trustee, or exercising any trust or power conferred on the Debt Trustee, with respect to the Debentures, (ii) waive any past Indenture Event of Default and its consequences that are waivable under the Indenture, (iii) exercise any right to rescind or annul a declaration that the principal of all the Subordinated Debentures shall be due and payable or (iv) consent to any amendment, modification or termination of the Indenture or the Subordinated Debentures, where such consent shall be required; provided, however, that, where a consent or action under the Indenture would require the consent or act of the holders of greater than a majority in principal amount of Subordinated Debentures affected thereby (a "Super-Majority"), the Property Trustee may only give such consent or take such action at the written direction of the holders of at least the proportion in liquidation amount of the Trust Preferred Securities which the relevant Super-Majority represents of the aggregate principal amount of the Subordinated Debentures outstanding. The Property Trustee shall not take any of the actions described in clauses (i),
(ii), (iii) or (iv) above unless the Property Trustee has obtained an opinion of tax counsel to the effect that, notwithstanding such action, the Trust will be classified as a grantor trust for United States federal income tax purposes.

    In the event the consent of the Property Trustee, as the holder of the Subordinated Debentures, is required under the Indenture with respect to any amendment, modification or termination of the Indenture, the Property Trustee shall request the direction of the holders of the Trust Securities with respect to such amendment, modification or termination and shall vote with respect to such amendment, modification or termination as directed by the holders of a majority in stated liquidation amount of the Trust Securities voting together as a single class; provided, however, that where a consent under the Indenture would require the consent of a Super-Majority, the Property Trustee may only give such consent at the direction of the holders of at least the proportion in liquidation amount of the Trust Securities which the relevant Super-Majority represents of the aggregate principal amount of the Subordinated Debentures outstanding. The Property Trustee shall not take any such action in accordance with the directions of the holders of the Trust Securities unless the Property Trustee has obtained an opinion of tax counsel to the effect that, notwithstanding such action, the Trust will be classified as a grantor trust for the purposes of United States federal income tax.

    A waiver of an Indenture Event of Default will constitute a waiver of the corresponding Declaration Event of Default.

    Any required approval or direction of holders of Trust Preferred Securities may be given at a separate meeting of holders of Trust Preferred Securities convened for such purpose, at a meeting of all of the holders of Trust Securities or pursuant to written consent. The Administrative Trustees will cause a notice of any meeting at which holders of Trust Preferred Securities are entitled to vote, or of any matter upon which action by written consent of such holders is to be taken, to be mailed to each holder of record of Trust Preferred Securities. Each such notice will include a statement setting forth the following information: (i) the date of such meeting or the date by which such action is to be taken; (ii) a description of any resolution proposed for adoption at such meeting on which such holders are entitled to vote or of such matter upon which written consent is sought; and (iii) instructions for the delivery of proxies or consents. No vote or consent of the holders of Trust Preferred Securities will be required for the Trust to redeem and cancel Trust Preferred Securities or distribute Subordinated Debentures in accordance with the Declaration.

    Notwithstanding that holders of Trust Preferred Securities are entitled to vote or consent under any of the circumstances described above, any of the Trust Preferred Securities that are owned at such time by WPSR or any entity directly or indirectly controlling or controlled by, or under direct or indirect common control with, WPSR, shall not be entitled to vote or consent and shall, for purposes of such vote or consent, be treated as if such Trust Preferred Securities were not outstanding.

    The procedures by which holders of Trust Preferred Securities may exercise their voting rights while the Trust Preferred Securities are held of record by The Depository Trust Company or its nominee are described below. See "--Book-Entry Issuance--The Depository Trust Company."

    Holders of the Trust Preferred Securities will have no rights to appoint or remove the Trustees, who may be appointed, removed or replaced solely by WPSR as the holder of all of the Trust Common Securities provided, however, if a Declaration Event of Default has occurred and is continuing then the Property Trustee and the Delaware Trustee may not be removed and replaced by WPSR but may be removed and replaced by the holders of at least a majority in aggregate liquidation amount of the outstanding Trust Preferred Securities.

MODIFICATION OF THE DECLARATION

    The Declaration may be modified and amended if approved by the Administrative Trustees (and in certain circumstances the Property Trustee), provided that, if any proposed amendment provides for, or the Administrative Trustees otherwise propose to effect, (i) any action that would materially adversely affect the powers, preferences or special rights of the holders of Trust Securities, whether by way of amendment to the Declaration or otherwise or
(ii) the dissolution, winding-up or termination of the Trust other than pursuant to the terms of the Declaration, then the holders of the Trust Securities voting together as a single class will be entitled to vote on such amendment or proposal, and such amendment or proposal shall not be effective except with the approval of at least a majority in liquidation amount of the Trust Securities affected thereby; provided, however, that a reduction of the aggregate liquidation amount or the distribution rate or a change in the terms governing the payment dates or maturities of the Trust Preferred Securities shall not be permitted without the consent of each holder of the Trust Preferred Securities; and provided further that, if any amendment or proposal referred to in clause
(i) above would materially adversely affect only the Trust Preferred Securities or the Trust Common Securities, then only the affected class will be entitled to vote on such amendment or proposal, and such amendment or proposal shall not be effective except with the approval of a majority in liquidation amount of such class of Trust Securities.

    Notwithstanding the foregoing, no amendment or modification may be made to the Declaration if such amendment or modification would (i) cause the Trust to be classified for purposes of United States federal income taxation as other than a grantor trust, (ii) reduce or otherwise materially adversely affect the powers of the Property Trustee in contravention of the Trust Indenture Act or
(iii) cause the Trust to be deemed an "investment company" which is required to be registered under the 1940 Act.

MERGERS, CONSOLIDATIONS OR AMALGAMATIONS

    The Trust may not consolidate, amalgamate, merge with or into, or be replaced by, or convey, transfer or lease its properties and assets substantially as an entirety, to any corporation or other body, except as described below or as otherwise described in the Declaration. The Trust may, with the consent of the Administrative Trustees and without the consent of the holders of the Trust Securities or the Property Trustee, consolidate, amalgamate, merge with or into, or be replaced by a trust organized as such under the laws of any State of the United States; provided, that (i) if the Trust is not the survivor, such successor entity either (x) expressly assumes all of the obligations of the Trust under the Trust Securities or (y) substitutes for each class of Trust Securities other securities having substantially the same terms as the Trust Securities of such class (the "Successor Securities"), so long as each class of the Successor Securities rank the same as the Trust Securities of such class rank with respect to distributions and payments upon liquidation, redemption and otherwise, (ii) WPSR expressly acknowledges a trustee of such successor entity possessing the same powers and duties as the Property Trustee as the holder of the Subordinated Debentures, (iii) the Trust Preferred Securities or any Successor Securities thereof are listed, or any Successor Securities thereof will be listed upon notification of issuance, on any national securities exchange or with another organization on which the Trust Preferred Securities are then listed or quoted,
(iv) such merger, consolidation, amalgamation or replacement does not cause the Trust Preferred Securities (including any Successor Securities thereof) to be downgraded by any nationally recognized statistical rating organization, (v) such merger, consolidation, amalgamation or replacement does not adversely affect the rights, preferences and privileges of the holders of the Trust Securities (including any Successor Securities) in any material respect (other than with respect to any dilution of the holders' interest in the new entity),
(vi) such successor entity has a purpose substantially identical to that of the Trust, (vii) prior to such merger, consolidation, amalgamation or replacement, WPSR has received an opinion of an independent counsel to the Trust experienced in such matters to the effect that, (A) such merger, consolidation, amalgamation or replacement does not adversely affect the rights, preferences and privileges of the holders of the Trust Securities (including any Successor Securities) in any material respect (other than with respect to any dilution of the holders' interest in the new entity), (B) following such merger, consolidation, amalgamation or replacement, neither the Trust nor such successor entity will be required to register as an investment company under the 1940 Act and (C) the Trust will continue to be classified as a grantor trust for federal income tax purposes, and (viii) WPSR guarantees the obligations of such successor entity under the Successor Securities at least to the extent provided by the Guarantee. Notwithstanding the foregoing, the Trust shall not, except with the consent of holders of 100 percent in liquidation amount of the Trust Securities, consolidate, amalgamate, merge with or into, or be replaced by any other entity or permit any other entity to consolidate, amalgamate, merge with or into, or replace it, if such consolidation, amalgamation, merger or replacement would cause the Trust or the Successor Entity to be classified as other than a grantor trust for United States federal income tax purposes.

EXPENSES AND TAXES

    In the Indenture, WPSR has agreed to pay all costs and expenses of the Trust (including costs and expenses relating to the organization of the Trust, the offering, sale and issuance of the Trust Securities, the fees and expenses of the Trustees and the costs and expenses relating to the operation of the Trust) and to pay any and all taxes and all costs and expenses with respect thereto (other than withholding taxes of the United States or any state thereof) to which the Trust might become subject. The foregoing obligations of WPSR under the Indenture are for the benefit of, and shall be enforceable by, any person to whom any such costs, expenses and taxes are owed (a "Creditor") whether or not such Creditor has received notice thereof. Any such Creditor may enforce such obligations of WPSR directly against WPSR, and WPSR has irrevocably waived any right or remedy to require that any such Creditor take any action against the Trust or any other person before proceeding against WPSR. WPSR has also agreed in the Indenture to execute such additional agreements as may be necessary or desirable to give full effect to the foregoing.

BOOK-ENTRY ISSUANCE--THE DEPOSITORY TRUST COMPANY

    The Depository Trust Company ("DTC") will act as securities depositary (the "Depositary") for the Trust Preferred Securities. The Trust Preferred Securities will initially be issued only as fully-registered securities registered in the name of Cede & Co. (DTC's partnership nominee). One or more fully-registered global Trust Preferred Securities certificates, representing the total aggregate number of Trust Preferred Securities, will be issued and will be delivered to DTC.

    The laws of some jurisdictions require that certain purchasers of securities take physical delivery of securities in definitive form. Such laws may impair the ability to transfer beneficial interests in the global Trust Preferred Securities as represented by a global certificate.

    DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants ("Participants") deposit with DTC. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants in DTC include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations ("Direct Participants"). DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others, such as securities brokers and dealers, banks and trust companies that clear transactions through or maintain a direct or indirect custodial relationship with a Direct Participant ("Indirect Participants"). The rules applicable to DTC and its Participants are on file with the SEC.

    Purchases of Trust Preferred Securities within the DTC system must be made by or through Direct Participants, which will receive a credit for the Trust Preferred Securities on DTC's records. The ownership interest of each actual purchaser of each Trust Preferred Security represented by a global Trust Preferred Security certificate ("Beneficial Owner") is in turn to be recorded on the Direct Participants' and Indirect Participants' records. Beneficial Owners will not receive written confirmation from DTC of their purchases, but Beneficial Owners are expected to receive written confirmations providing details of the transactions, as well as periodic statements of their holdings, from the Direct or Indirect Participants through which the Beneficial Owners purchased Trust Preferred Securities. Transfers of ownership interests in the Trust Preferred Securities are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in the Trust Preferred Securities, except in the event that use of the book-entry system for the Trust Preferred Securities is discontinued.

    To facilitate subsequent transfers, all the Trust Preferred Securities deposited by Participants with DTC are registered in the name of DTC's partnership nominee, Cede & Co. The deposit of Trust Preferred Securities with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the Trust Preferred Securities. DTC's records reflect only the identity of the Direct Participants to whose accounts such Trust Preferred Securities are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of Beneficial Owners that are their customers.

    Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements that may be in effect from time to time.

    Redemption notices will be sent to DTC. If less than all of the Trust Preferred Securities are being redeemed, DTC's practice is to determine by lot the amount of the interest of each Direct Participant in the Trust Preferred Securities to be redeemed.

    Although voting with respect to the Trust Preferred Securities is limited, in those cases where a vote is required, neither DTC nor Cede & Co. will itself consent or vote with respect to Trust Preferred Securities. Under its usual procedures, DTC mails an omnibus proxy to the Trust as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the Trust Preferred Securities are credited on the record date (identified in a listing attached to the Omnibus Proxy).

    Distribution payments on the Trust Preferred Securities will be made to Cede & Co., as nominee of DTC in immediately available funds. DTC's practice is to credit Direct Participants' accounts on the relevant payment date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payments on such payment date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the account of customers in bearer form or registered in "street name," and will be the responsibility of such Participants and not of DTC, the Trust or WPSR, subject to any statutory or regulatory requirements to the contrary that may be in effect from time to time. Payment of distributions to Cede & Co. is the responsibility of the Trust, disbursement of such payments to Direct Participants is the responsibility of DTC, and disbursement of such payments to the Beneficial Owners is the responsibility of Direct and Indirect Participants.

    Except as provided herein, a Beneficial Owner in a global Trust Preferred Security certificate will not be entitled to receive physical delivery of Trust Preferred Securities. Accordingly, each Beneficial Owner must rely on the procedures of DTC to exercise any rights under the Trust Preferred Securities.

    DTC may discontinue providing its services as securities depositary with respect to the Trust Preferred Securities at any time by giving reasonable notice to the Trust. Under such circumstances, in the event that a successor securities depositary is not obtained, Trust Preferred Securities certificates are required to be printed and delivered to Beneficial Owners. Additionally, the Administrative Trustees (after consultation with WPSR) may decide to discontinue use of the system of book-entry transfers through DTC (or any successor depositary) with respect to the Trust Preferred Securities. In that event, certificates for the Trust Preferred Securities will be printed and delivered to Beneficial Owners. In each of the above circumstances, WPSR will appoint a paying agent with respect to the Trust Preferred Securities.

    The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that WPSR and the Trust believe to be reliable, but neither WPSR nor the Trust takes responsibility for the accuracy thereof.

INFORMATION CONCERNING THE PROPERTY TRUSTEE

    The Property Trustee, prior to the occurrence of a default with respect to the Trust Securities and after the curing of any defaults that may have occurred, undertakes to perform such duties as are specifically set forth in the Declaration, in the terms of the Trust Securities or in the Trust Indenture Act and, after default, shall exercise the same degree of care and skill as a prudent individual would exercise in the conduct of his or her own affairs. Subject to such provisions, the Property Trustee is under no obligation to exercise any of the powers vested in it by the Declaration at the request of any holder of Trust Preferred Securities, unless offered reasonable indemnity by such holder against the costs, expenses and liabilities which might be incurred thereby. Nothing in the preceding sentence shall, however, be taken to relieve the Property Trustee of its obligation, upon the occurrence of a Declaration Event of Default, to exercise the rights and powers vested in it by the Declaration. The Property Trustee also serves as trustee under the Guarantee and the Indenture. WPSR and its affiliates may have banking relationships with the Property Trustee in the ordinary course of business. The Property Trustee currently acts as trustee of the WPSC Employee Stock Ownership Plan and of various other employee benefit plans of WPSR and its subsidiaries.

PAYMENT AND PAYING AGENCY

    Payments in respect of the Trust Preferred Securities represented by a global certificate shall be made to DTC, which shall credit the relevant accounts at DTC on the applicable distribution dates. In the event that the certificates for the Trust Preferred Securities are not in book-entry form, the Trust will maintain an office or agency in the Borough of Manhattan, New York, New York, where the Trust Preferred Securities may be presented for payment ("Paying Agent"). If WPSR fails to appoint or maintain another entity as Paying Agent, the Property Trustee will act as such.

    In the event that the Trust Preferred Securities do not remain in book-entry form, registration of transfers of Trust Preferred Securities will be effected without charge by or on behalf of the Trust, but upon payment (with the giving of such indemnity as the Administrative Trustees may require) in respect of any tax or other government charges that may be imposed in relation to it. The Trust will not be required to register or cause to be registered the transfer of Trust Preferred Securities after such Trust Preferred Securities have been called for redemption.

GOVERNING LAW

    The Declaration and the Trust Preferred Securities will be governed by, and construed in accordance with, the internal laws of the State of Delaware.

MISCELLANEOUS

    The Administrative Trustees are authorized and directed to operate the Trust in such a way so that the Trust will not be required to register as an "investment company" under the 1940 Act or characterized as other than a grantor trust for United States federal income tax purposes. WPSR is authorized and directed to conduct its affairs so that the Subordinated Debentures will be treated as indebtedness of WPSR for United States federal income tax purposes. In this connection, WPSR and the Administrative Trustees are authorized to take any action, not inconsistent with applicable law, the certificate of trust of the Trust or the restated articles of incorporation of WPSR, that each of WPSR and the Administrative Trustees determine in their discretion to be necessary or desirable to achieve such end, as long as such action does not adversely affect the interests of the holders of the Trust Preferred Securities or vary the terms thereof.

    Holders of the Trust Preferred Securities have no preemptive or similar rights.

                          DESCRIPTION OF THE GUARANTEE

    Set forth below is a summary of information concerning the Guarantee that will be executed and delivered by WPSR for the benefit of the holders from time to time of the Trust Preferred Securities. The Guarantee will be qualified as an indenture under the Trust Indenture Act. The Guarantee Trustee, State Street Bank and Trust Company, will act as independent indenture trustee for Trust Indenture Act purposes under the Guarantee. The terms of the Guarantee will be those set forth in the Guarantee and those made part of the Guarantee by the Trust Indenture Act. The following summary does not purport to be complete and is subject to and qualified in its entirety by reference to the provisions of the form of Guarantee, a copy of which has been filed as an exhibit to the Registration Statement of which this Prospectus forms a part, and the Trust Indenture Act. The Guarantee will be held by the Guarantee Trustee for the benefit of the holders of the Trust Preferred Securities.

GENERAL

    Pursuant to the Guarantee, WPSR will irrevocably and unconditionally agree, to the extent set forth therein, to pay in full to the holders of the Trust Preferred Securities the Guarantee Payments (as defined herein) (except to the extent paid by the Trust), as and when due, regardless of any defense, right of set-off or counterclaim that the Trust may have or assert. The following payments or distributions with respect to the Trust Preferred Securities to the extent not paid by the Trust (the "Guarantee Payments") will be subject to the Guarantee (without duplication): (i) any accrued and unpaid distributions that are required to be paid on the Trust Preferred Securities, to the extent the Trust shall have funds available therefor, (ii) the Redemption Price, including all accrued and unpaid distributions to the date of the redemption, to the extent the Trust has funds available therefor, with respect to any Trust Preferred Securities called for redemption by the Trust and (iii) upon a voluntary or involuntary dissolution, winding-up or termination of the Trust (other than in connection with the distribution of Subordinated Debentures to the holders of Trust Preferred Securities in exchange for Trust

Preferred Securities as provided in the Declaration or the redemption of all of the Trust Preferred Securities upon maturity or redemption of the Subordinated Debentures), the lesser of (a) the aggregate of the liquidation amount and all accrued and unpaid distributions on such Trust Preferred Securities to the date of payment, to the extent the Trust has funds available therefor, or (b) the amount of assets of the Trust remaining for distribution to holders of Trust Preferred Securities in liquidation of the Trust. WPSR's obligation to make a Guarantee Payment may be satisfied by direct payment of the required amounts by WPSR to the holders of Trust Preferred Securities or by causing the Trust to pay such amounts to such holders.

    The Guarantee will not apply to any payment of distributions on the Trust Preferred Securities except to the extent the Trust shall have funds available therefor. If WPSR does not make interest or principal payments on the Subordinated Debentures purchased by the Trust, the Trust will not pay distributions on the Trust Preferred Securities issued by the Trust and will not have funds available therefor.

    WPSR will also irrevocably and unconditionally agree to guarantee the obligations of the Trust with respect to the Trust Common Securities (the "Trust Common Securities Guarantee") to the same extent as the Guarantee, except that upon the occurrence and during the continuation of an Event of Default under the Indenture, holders of Trust Preferred Securities under the Guarantee shall have priority over holders of Trust Common Securities under the Trust Common Securities Guarantee with respect to distributions and payments on liquidation, redemption or otherwise.

CERTAIN COVENANTS OF WPSR

    In the Guarantee, WPSR will covenant that, so long as any Trust Preferred Securities remain outstanding, if there shall have occurred any event of default under the Guarantee or a Declaration Event of Default, then (a) WPSR shall not declare or pay any dividend on, make any distributions with respect to, or redeem, purchase, acquire or make a liquidation payment with respect to, any of its capital stock, (b) WPSR shall not, directly or indirectly, and shall not allow any of its subsidiaries to, make any payment of interest, principal or premium, if any, on or repay, repurchase or redeem any debt securities (including guarantees) issued by WPSR that rank PARI PASSU with or junior to the Subordinated Debentures and (c) WPSR shall not make any guarantee payments with respect to the foregoing (other than pursuant to the Guarantee); provided, however, that the restriction in clause (a) above does not apply (i) to repurchases or acquisitions of common shares of WPSR as contemplated by any employment arrangement, benefit plan or other similar contract with or for the benefit of employees, officers or directors entered into in the ordinary course of business, (ii) to repurchases of common shares of WPSR as contemplated by the WPSR Stock Investment Plan or WPSR Deferred Compensation Plan, as in effect immediately prior to the occurrence of such event of default under the Guarantee or such Declaration Event of Default, (iii) as a result of an exchange or conversion of any class or series of capital stock of WPSR for common shares of WPSR, provided that such class or series of capital stock of WPSR was outstanding prior to the occurrence of such event of default under the Guarantee or such Declaration Event of Default, (iv) to the purchase of fractional interests in shares of capital stock of WPSR pursuant to conversion or exchange provisions of such capital stock of WPSR or the security being converted or exchanged, provided that such capital stock of WPSR or security was outstanding prior to the occurrence of such event of default under the Guarantee or such Declaration Event of Default, or (v) to the payment of any stock dividend by WPSR where the dividend is paid in the form of the same stock as that on which the dividend is being paid.

MODIFICATION OF THE GUARANTEE; ASSIGNMENT

    Except with respect to any changes that do not adversely affect the rights of holders of Trust Preferred Securities in any material respect (in which case no consent of such holders will be required), the Guarantee may be amended only with the prior approval of the holders of not less than a majority in liquidation amount of the outstanding Trust Preferred Securities. The manner of obtaining any such approval of holders of the Trust Preferred Securities is set forth under "Description of the Trust Preferred Securities--Voting Rights." All guarantees and agreements contained in the Guarantee shall bind the successors, assigns, receivers, trustees and representatives of WPSR and shall inure to the benefit of the holders of the Trust Preferred Securities then outstanding.

EVENTS OF DEFAULT

    An event of default under the Guarantee will occur upon the failure of WPSR to perform any of its payment or other obligations thereunder. The holders of a majority in liquidation amount of the Trust Preferred Securities have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Guarantee Trustee in respect of the Guarantee or to direct the exercise of any trust or power conferred upon the Guarantee Trustee under the Guarantee.

    If the Guarantee Trustee fails to enforce the Guarantee, any record holder of Trust Preferred Securities may institute a legal proceeding directly against WPSR to enforce the Guarantee Trustee's rights under the Guarantee without first instituting a legal proceeding against the Trust, the Guarantee Trustee or any other person or entity. WPSR has waived any right or remedy to require that any action on the Guarantee be brought first against the Trust or any other person or entity before proceeding directly against WPSR. The record holder in the case of the issuance of one or more global Trust Preferred Securities certificates will be DTC acting at the direction of its Direct Participants, who in turn will be acting at the direction of the beneficial owners of the Trust Preferred Securities.

    WPSR will be required to provide annually to the Guarantee Trustee a statement as to the performance by WPSR of certain of its obligations under the Guarantee and as to any default in such performance.

INFORMATION CONCERNING THE GUARANTEE TRUSTEE

    The Guarantee Trustee, prior to the occurrence of a default under the Guaranty and after the curing of all such defaults, undertakes to perform only such duties as are specifically set forth in the Guarantee and, after default, shall exercise such of the rights and powers vested in it by the Guarantee and use the same degree of care and skill as a prudent individual would exercise or use under the circumstances in the conduct of his or her own affairs. Subject to such provisions, the Guarantee Trustee is under no obligation to exercise any of the powers vested in it by the Guarantee at the request of any holder of Trust Preferred Securities, unless offered reasonable indemnity against the costs, expenses and liabilities which might be incurred thereby. The Guarantee Trustee also serves as Property Trustee and Debt Trustee. WPSR and its affiliates may have a banking relationship with the Guarantee Trustee in the ordinary course of business. The Guarantee Trustee currently acts as trustee of the WPSC Stock Ownership Plan and of various other employee benefit plans of WPSR and its subsidiaries.

TERMINATION OF THE GUARANTEE

    The Guarantee will terminate as to the Trust Preferred Securities (a) upon full payment of the Redemption Price of all Trust Preferred Securities, (b) upon distribution of the Subordinated Debentures held by the Trust to the holders of all the Trust Preferred Securities, or (c) upon full payment of the amounts payable in accordance with the Declaration upon dissolution of the Trust. The Guarantee will continue to be effective or will be reinstated, as the case may be, if at any time any holder of Trust Preferred Securities must restore payment of any sums paid under such Trust Preferred Securities or the Guarantee.

STATUS OF THE GUARANTEE

    WPSR's obligations under the Guarantee to make the Guarantee Payments will constitute unsecured obligations of WPSR and will rank (i) subordinate and junior in right of payment to all other liabilities of WPSR, including the Subordinated Debentures, except those liabilities of WPSR made PARI PASSU or subordinate by their terms, (ii) PARI PASSU with the most senior preferred or preference stock, if any, hereafter issued by WPSR and with any guarantee now or hereafter entered into by WPSR in respect of any preferred or preference securities of any affiliate of WPSR, and (iii) senior to WPSR's common shares. The terms of the Trust Preferred

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Securities provide that each holder of Trust Preferred Securities by acceptance thereof agrees to the subordination provisions and other terms of the Guarantee.

    The Guarantee will constitute a guarantee of payment and not of collection (that is, the guaranteed party may institute a legal proceeding directly against WPSR to enforce its rights under the guarantee without instituting a legal proceeding against any other person or entity).

GOVERNING LAW

    The Guarantee will be governed by, and construed in accordance with, the internal laws of the State of New York.

                   DESCRIPTION OF THE SUBORDINATED DEBENTURES

    Set forth below is a description of the terms of the Subordinated Debentures in which the Trust will invest the proceeds from the issuance and sale of the Trust Securities. The following summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the Indenture,
dated as of          , 1998, between WPSR and State Street Bank and Trust
Company, as Trustee (the "Debt Trustee"), as supplemented by a First
Supplemental Indenture, dated as of          , 1998 (as so supplemented, the
"Indenture"), the forms of which are filed as Exhibits to the Registration Statement of which this Prospectus forms a part. The terms of the Subordinated Debentures will include those stated in the Indenture and those made a part of the Indenture by reference to the Trust Indenture Act. Certain capitalized terms used herein are defined in the Indenture.

    WPSR will have the right, at any time, to dissolve the Trust and, after satisfaction of the liabilities to creditors of the Trust as required by applicable law, cause the Subordinated Debentures to be distributed to the holders of the Trust Securities in liquidation of the Trust. See "Description of the Trust Preferred Securities-- Special Event Redemption."

    If the Subordinated Debentures are distributed to the holders of the Trust Preferred Securities, WPSR will use its best efforts to have the Subordinated Debentures listed on the New York Stock Exchange or on such other exchange on which the Trust Preferred Securities are then listed.

GENERAL

    The Subordinated Debentures will be issued as unsecured subordinated debt under the Indenture. The Indenture does not limit the aggregate principal amount of debt securities which may be issued thereunder and provides that the debt securities may be issued thereunder from time to time in one or more series. However, the Subordinated Debentures, as a separate series of debt securities, will be limited in aggregate principal amount to $51,500,000, such amount being the sum of the aggregate stated liquidation amount of the Trust Preferred Securities and the Trust Common Securities.

    The Subordinated Debentures are not entitled to the benefit of any sinking fund. The entire principal amount of the Subordinated Debentures will mature and become due and payable, together with any accrued and unpaid interest thereon
including Additional Interest (as defined herein), if any, on                 .

    If Subordinated Debentures are distributed to holders of Trust Preferred Securities in liquidation of such holders' interests in the Trust, WPSR presently anticipates that such Subordinated Debentures will initially be issued in the form or one or more Global Securities. As described herein, under certain limited circumstances, Subordinated Debentures may be issued in certificated form in exchange for a Global Security. See "--Book-Entry and Settlement." In the event that Subordinated Debentures are issued in certificated form, such Subordinated Debentures will be in denominations of $25 and integral multiples thereof and may be transferred or exchanged at the offices described below. Payments on Subordinated Debentures issued as a Global Security will be made to DTC, a successor depositary or, in the event that no depositary is used, to a Paying Agent for the Subordinated Debentures. In the event Subordinated Debentures are issued in certificated form, principal and

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
interest will be payable, the transfer of the Subordinated Debentures will be registrable and Subordinated Debentures will be exchangeable for Subordinated Debentures of other denominations of a like aggregate principal amount at the corporate trust office of the Debt Trustee in Boston, Massachusetts, or such other location designated by WPSR; provided, that payment of interest may be made at the option of WPSR by check mailed to the address of the persons entitled thereto or by wire transfer to an account appropriately designated by the persons entitled thereto. Notwithstanding the foregoing, so long as the holder of any Subordinated Debentures is the Property Trustee, the payment of principal and interest on the Subordinated Debentures held by the Property Trustee will be made at such place and to such account as may be designated by the Property Trustee.

    The Indenture does not contain provisions that afford holders of the Subordinated Debentures protection in the event of a highly leveraged transaction or similar transaction involving WPSR that may adversely affect such holders.

SUBORDINATION

    The Indenture provides that the Subordinated Debentures are subordinated and junior in right of payment to all Senior Indebtedness of WPSR, whether now existing or hereafter incurred. No payment of principal (including redemption payments, if any), premium, if any, or interest on, the Subordinated Debentures may be made if (i) any Senior Indebtedness of WPSR is not paid when due, and any applicable grace period with respect to such default has ended and such default has not been cured or waived or ceased to exist, or (ii) the maturity of any Senior Indebtedness of WPSR has been accelerated because of a default. Upon any payment by or distribution of assets of WPSR to creditors upon any dissolution, winding-up, liquidation or reorganization of WPSR, whether voluntary or involuntary, or in bankruptcy, insolvency, receivership or other proceedings, all amounts due on all Senior Indebtedness of WPSR must be paid in full, or payment provided for in money in accordance with its terms, before the holders of Subordinated Debentures are entitled to receive or retain any payment.

    The term "Senior Indebtedness" means, with respect to WPSR, (i) the principal, premium, if any, and interest in respect of (A) indebtedness of WPSR for money borrowed and (B) indebtedness evidenced by securities, debentures, bonds or other similar instruments issued by WPSR, (ii) all capital lease obligations of WPSR, (iii) all obligations of WPSR issued or assumed as the deferred purchase price of property, all conditional sale obligations of WPSR and all obligations of WPSR under any title retention agreement (but excluding trade accounts payable arising in the ordinary course of business), (iv) all obligations of WPSR for the reimbursement on any letter of credit, banker's acceptance, security purchase facility or similar credit transaction, (v) all obligations of the type referred to in clauses (i) through (iv) above of other persons for the payment of which WPSR is responsible or liable as obligor, guarantor or otherwise and (vi) all obligations of the type referred to in clauses (i) through (v) above of other persons secured by any lien on any property or asset of WPSR (whether or not such obligation is assumed by WPSR), except for (1) any such indebtedness that is by its terms subordinated to or PARI PASSU with the Subordinated Debentures, as the case may be, and (2) any indebtedness from WPSR to its affiliates. Such Senior Indebtedness shall continue to be Senior Indebtedness and be entitled to the benefits of the subordination provisions irrespective of any amendment, modification or waiver of any term of such Senior Indebtedness.

    The Indenture does not limit the aggregate amount of Senior Indebtedness that may be issued by WPSR. As of March 31, 1998, Senior Indebtedness of WPSR aggregated approximately $23.1 million, including a guarantee of an $11.5 million obligation of a WPSR subsidiary. WPSR's obligations under the Subordinated Debentures will also be effectively subordinated to all existing and future obligations of WPSR's subsidiaries. As of March 31, 1998, the aggregate liabilities of the subsidiaries of WPSR (excluding intercompany liabilities) were approximately $760 million (including approximately $283 million of WPSC first mortgage bonds).

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
CERTAIN COVENANTS OF WPSR

    If (i) there shall have occurred any event that would constitute an Indenture Event of Default or (ii) WPSR shall be in default with respect to its payment of any obligations under the Guarantee or the Trust Common Securities Guarantee, or (iii) WPSR shall have given notice of its election to defer payments of interest on the Subordinated Debentures by extending the interest payment period, and such period, or any extension thereof, shall be continuing, then (a) WPSR shall not declare or pay dividends on, make distributions with respect to, or redeem, purchase or acquire, or make a liquidation payment with respect to, any of its capital stock and (b) WPSR shall not, directly or indirectly, and shall not allow any of its subsidiaries to, make any payment of interest, principal or premium, if any, on or repay, repurchase or redeem any debt securities issued by WPSR that rank PARI PASSU with or junior to the Subordinated Debentures, and (c) WPSR shall not make any guarantee payments with respect to the foregoing (other than pursuant to the Guarantee); provided, however, that the restriction in clause (a) above does not apply (i) to repurchases or acquisitions of common shares of WPSR as contemplated by any employment arrangement, benefit plan or similar contract with or for the benefit of employees, officers or directors entered into in the ordinary course of business, (ii) to repurchases of common shares of WPSR as contemplated by the WPSR Stock Investment Plan or WPSR Deferred Compensation Plan, as in effect immediately prior to the occurrence of such Indenture Event of Default or the date upon which WPSR gives notice of its election to extend the interest payment period, as applicable, (iii) as a result of an exchange or conversion of any class or series of capital stock of WPSR for common shares of WPSR, provided that such class or series of common stock of WPSR was outstanding prior to the occurrence of such Indenture Event of Default or the date upon which WPSR gives notice of its election to extend the interest payment period, as applicable,
(iv) to the purchase of fractional interests in shares of capital stock of WPSR pursuant to the conversion or exchange provisions of such capital stock of WPSR or the security being converted or exchanged, provided that such capital stock of WPSR or security was outstanding prior to the occurrence of such Indenture Event of Default or the date upon which WPSR gives notice of its election to extend the interest payment period, as applicable, or (v) to the payment of any stock dividend by WPSR where the dividend is paid in the form of the same stock as that on which the dividend is being paid.

    For so long as the Trust Securities remain outstanding, WPSR will covenant
(i) to maintain 100% direct or indirect ownership of the Trust Common Securities; provided, however, that any permitted successor of WPSR under the Indenture may succeed to WPSR's ownership of such Trust Common Securities, (ii) not to cause, as sponsor of the Trust, or to permit, as holder of the Trust Common Securities, the dissolution, winding-up or termination of the Trust, except in connection with a distribution of the Subordinated Debentures as provided in the Declaration and in connection with certain mergers, consolidations or amalgamations, each as permitted by the Declaration, and (iii) to use its reasonable efforts to cause the Trust (a) to remain a statutory business trust, except in connection with the distribution of Subordinated Debentures to the holders of Trust Securities upon dissolution of the Trust, the redemption of all of the Trust Securities of the Trust, or certain mergers, consolidations or amalgamations, each as permitted by the Declaration, and (b) to otherwise continue to be classified for United States federal income tax purposes as a grantor trust.

OPTIONAL REDEMPTION

    WPSR shall have the right to redeem the Subordinated Debentures, (i) in
whole or in part, from time to time, on or after          , 2003, or (ii) at any
time in whole (but not in part) within 90 days following the occurrence of a Tax Event or Investment Company Event, upon not less than 30 nor more than 60-days' notice, at a redemption price equal to the principal amount to be redeemed plus any accrued and unpaid interest, including Additional Interest, if any, to the redemption date. See "Description of the Trust Preferred Securities--Special Event Redemption." If a partial redemption of the Trust Preferred Securities resulting from a partial redemption of the Subordinated Debentures would result in the delisting of the Trust Preferred Securities by such exchange on which the Trust Preferred Securities are then listed, WPSR may only redeem the Subordinated Debentures in whole.

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
PROPOSED TAX LEGISLATION; LITIGATION

    From time to time, the Clinton Administration has proposed certain tax law changes that would, among other things, generally deny corporate issuers a deduction for interest in respect of certain debt obligations, such as the Subordinated Debentures, if the debt obligations have a term exceeding 20 years and are not reflected as indebtedness on such issuer's consolidated balance sheet. See "United States Federal Income Taxation-- Proposed Tax Law Changes."

    The Internal Revenue Service ("IRS") has taken the position, in a case pending before the United States Tax Court, that securities issued in circumstances with certain similarities to the issuance of the Subordinated Debentures do not constitute debt obligations. If the IRS were to prevail in its position, this could give rise to a Tax Event with respect to the Trust Preferred Securities. See "United States Federal Income Taxation-- Classification of the Subordinated Debentures."

INTEREST

    Each Subordinated Debenture shall bear interest at the rate specified on the cover of this Prospectus from the original date of issuance until the principal thereof becomes due and payable, payable quarterly in arrears on March 31, June 30, September 30, and December 31 of each year (each an "Interest Payment Date"), commencing September 30, 1998, to the person in whose name such Subordinated Debenture is registered, subject to certain exceptions, at the close of business on the Business Day next preceding such Interest Payment Date. In the event the Subordinated Debentures shall not continue to remain in book-entry only form or if the Subordinated Debentures are not held by the Property Trustee and are not represented by a Global Security, WPSR shall have the right to select record dates, which shall be not less than three Business Days prior to the Interest Payment Date.

    The amount of interest payable for any period will be computed on the basis of a 360-day year of twelve 30-day months. The amount of interest payable for any period shorter than a full quarterly period for which interest is computed will be computed on the basis of the actual number of days elapsed per 90-day period in a 360-day year of twelve 30-day months. In the event that any date on which interest is payable on the Subordinated Debentures is not a Business Day, then payment of the interest payable on such date will be made on the next succeeding day that is a Business Day (and without any interest or other payment in respect of any such delay), except that, if such Business Day is in the next succeeding calendar year, then such payment shall be made on the immediately preceding Business Day, in each case with the same force and effect as if made on such date.

OPTION TO EXTEND INTEREST PAYMENT PERIOD

    WPSR shall have the right at any time, and from time to time, to defer payments of interest on the Subordinated Debentures by extending the interest payment period for a period not exceeding 20 consecutive calendar quarters, at the end of which Extension Period, WPSR shall pay all interest then accrued and unpaid (including any Additional Interest) together with interest thereon compounded quarterly at the rate specified for the Subordinated Debentures to the extent permitted by applicable law ("Compound Interest"). WPSR will covenant that in the event WPSR exercises this right, then during any Extension Period,
(a) WPSR may not declare or pay any dividends on, make any distribution with respect to, or redeem, purchase, acquire or make a liquidation payment with respect to any of its capital stock and (b) WPSR may not, directly or indirectly, and will not allow any of its subsidiaries to, make any payment of interest, principal or premium, if any, on or repay, repurchase or redeem any debt securities issued by WPSR that rank PARI PASSU with or junior to the Subordinated Debentures and (c) WPSR may not make any guarantee payments with respect to the foregoing (other than pursuant to the Guarantee); provided, however, that, the restriction in clause (a) above does not apply (i) to repurchases or acquisitions of common shares of WPSR as contemplated by any employment arrangement, benefit plan or other similar contract with or for the benefit of employees, officers or directors entered into in the ordinary course of business, (ii) to repurchases of common shares of WPSR as contemplated by the WPSR Stock

Investment Plan or WPSR Deferred Compensation Plan, as in effect immediately prior to the date upon which WPSR gives notice of its election of such Extension Period, (iii) as a result of an exchange or conversion of any class or series of capital stock of WPSR for common stock of WPSR, provided that such class or series of capital stock of WPSR was outstanding prior to the date upon which WPSR gives notice of its election of such Extension Period, (iv) to the purchase of fractional interests in shares of capital stock of WPSR pursuant to the conversion or exchange provisions of such capital stock or the security being converted or exchanged, provided that such capital stock of WPSR or security was outstanding prior to the date upon which WPSR gives notice of its election of such Extension Period, or (v) to the payment of any stock dividend by WPSR where the dividend is paid in the form of the same stock as that on which the dividend is being paid. Prior to the termination of any such Extension Period, WPSR may further defer payments of interest by extending the interest payment period; provided, however, that, such Extension Period, including all such previous and further extensions, may not exceed 20 consecutive calendar quarters or extend beyond the maturity of the Subordinated Debentures. Upon the termination of any Extension Period and the payment of all amounts then due, WPSR may commence a new Extension Period, subject to the requirements set forth in this paragraph. No interest during an Extension Period, except at the end thereof, shall be due and payable, but WPSR may prepay at any time all or any portion of the interest accrued during an Extension Period. At the end of the Extension Period, WPSR will pay all interest accrued and unpaid on the Subordinated Debentures, including any Additional Interest and Compound Interest, to the holders in whose names the Subordinated Debentures are registered on the first record date after the end of the Extension Period.

    WPSR has no present intention of exercising its right to defer payments of interest by extending the interest payment period on the Subordinated Debentures and views the exercise of such right during the term of the Subordinated Debentures as unlikely. See "--Certain Covenants of WPSR."

    If the Property Trustee shall be the sole holder of the Subordinated Debentures, WPSR shall give the Debt Trustee, the Administrative Trustees and the Property Trustee notice of its election of such Extension Period at least one Business Day before the earlier of (i) the next succeeding date on which distributions on the Trust Preferred Securities are payable or (ii) the date the Administrative Trustees are required to give notice to the New York Stock Exchange (or other applicable self-regulatory organization) or to holders of the Trust Preferred Securities of the record date or the date such distribution is payable. The Administrative Trustees shall give notice of WPSR's selection of such Extension Period to the holders of the Trust Preferred Securities. If the Property Trustee is not the sole holder of the Subordinated Debentures, WPSR shall give the holders of the Subordinated Debentures and the Debt Trustee notice of its election of such Extension Period ten Business Days prior to the earlier of (i) the next succeeding Interest Payment Date or (ii) the date upon which WPSR is required to give notice to the New York Stock Exchange (or other applicable self-regulatory organization) or to holders of the Subordinated Debentures of the record or payment date of such related interest payment.

ADDITIONAL INTEREST

    If at any time while the Property Trustee is the holder of any Subordinated Debentures, the Trust or the Property Trustee shall be required to pay any taxes, duties, assessments or governmental charges of whatever nature (other than withholding taxes) imposed by the United States, or any other taxing authority, then, in any such case, WPSR will pay as additional interest ("Additional Interest") on the Subordinated Debentures held by the Property Trustee, such additional amounts as shall be required so that the net amounts received and retained by the Trust and the Property Trustee after paying any such taxes, duties, assessments or other governmental charges will equal the amounts the Trust and the Property Trustee would have received had no such taxes, duties, assessments or other governmental charges been imposed.

INDENTURE EVENTS OF DEFAULT

    The Indenture provides that any one or more of the following described events, which has occurred and is continuing, constitutes an "Event of Default" with respect to the Subordinated Debentures:

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        (a)  default in payment of interest on the Subordinated Debentures, including any Additional Interest in respect thereof, when due and continuance of such default for a period of 30 days; provided, however, that a valid extension of the interest payment period by WPSR shall not constitute a default in the payment of interest for this purpose; or

        (b) default in payment of principal or premium, if any, on the Subordinated Debentures when due whether at maturity, upon redemption, by declaration or otherwise; or

        (c) failure to observe or perform any other covenant or agreement with respect to the Subordinated Debentures contained in the Indenture or established pursuant thereto for 60 days after written notice of such failure shall have given to WPSR by the Debt Trustee or to WPSR and the Debt Trustee by the holders of at least 25% in principal amount of the outstanding Subordinated Debentures; or

        (d) certain events of bankruptcy or reorganization of WPSR; or

        (e) the voluntary or involuntary dissolution, winding-up or termination of the Trust, except in connection with the distribution of Subordinated Debentures to the holders of Trust Preferred Securities upon dissolution of the Trust, the redemption of all outstanding Trust Securities of the Trust and certain mergers, consolidations or amalgamations permitted by the Declaration.

    The Indenture provides that if an Event of Default described in clauses (a),
(b), (c) and (e) of the preceding paragraph occurs and is continuing with respect to the Subordinated Debentures, either the Debt Trustee or the holders of not less than 25% in aggregate principal amount of the Subordinated Debentures may declare, by written notice to WPSR, the principal of all of the Subordinated Debentures immediately due and payable. If an Event of Default described in clause (d) of the preceding paragraph occurs and is continuing, then the principal amount of the Subordinated Debentures, together with the principal amount of all other series of debt securities issued under the Indenture, will become immediately due and payable, without any declaration or action on the part of the Debt Trustee or any holder of the Subordinated Debentures.

    Under the Indenture, the holders of a majority in aggregate principal amount of the Subordinated Debentures have the right, subject to certain restrictions, to direct the time, method and place of conducting any proceeding for any remedy available to the Debt Trustee, or exercising any trust or power conferred on the Debt Trustee with respect to the Subordinated Debentures. The holders of a majority in aggregate principal amount of the Subordinated Debentures may also waive, on behalf of the holders of all of the Subordinated Debentures, any past default, except (i) a default in the payment of principal, premium, if any, or interest due otherwise than by acceleration (unless such default has been cured and a sum sufficient to pay all matured installments of interest and principal and any applicable premium has been deposited with the Debt Trustee) or (ii) a default in the covenants described in the first paragraph under "--Certain Covenants of WPSR." The holders of a majority in aggregate principal amount of the Subordinated Debentures may annul any declaration accelerating the maturity of the Subordinated Debentures made in accordance with the preceding paragraph if all defaults (other than the nonpayment of accelerated principal) have been cured or waived and a sum sufficient to pay all matured installments of interest, principal due (other than by acceleration) and premium, if any, on the Subordinated Debentures has been paid or deposited with the Debt Trustee.

    Upon the occurrence of an Event of Default under the Indenture, holders of a majority in principal amount of the Trust Preferred Securities will have the right to direct the Property Trustee to exercise its rights and remedies under the Indenture as sole holder of the Subordinated Debentures. In addition, if the Event of Default is due to the failure of WPSR to pay interest or principal on the Subordinated Debentures, when due, holders of the Trust Preferred Securities may institute a Direct Action against WPSR. See "Description of the Trust Preferred Securities--Declaration Event of Default," "--Voting Rights," and "Effect of Obligations under the Subordinated Debentures and the Guarantee."

BOOK-ENTRY AND SETTLEMENT

    If Subordinated Debentures are distributed to holders of Trust Preferred Securities in liquidation of such holders' interests in the Trust, WPSR anticipates that the Subordinated Debentures will be issued in the form of one or more global certificates (each a "Global Security") registered in the name of the Depositary or its nominee. Except under the limited circumstances described below, Subordinated Debentures represented by the Global Security will not be exchangeable for, and will not otherwise be issuable as, Subordinated Debentures in definitive form. The Global Securities described above may not be transferred except by the Depositary to a nominee of the Depositary or by a nominee of the Depositary to the Depositary or another nominee of the Depositary or to a successor depositary or its nominee.

    The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. Such laws may impair the ability to transfer beneficial interests in such a Global Security.

    Except as provided below, owners of beneficial interests in such a Global Security will not be entitled to receive physical delivery of Subordinated Debentures in definitive form and will not be considered the holders (as defined in the Indenture) thereof for any purpose under the Indenture, and no Global Security representing Subordinated Debentures shall be exchangeable, except for another Global Security of like denomination and tenor to be registered in the name of the Depositary or its nominee or to a successor Depositary or its nominee. Accordingly, each Beneficial Owner must rely on the procedures of the Depositary or if such person is not a Participant, on the procedures of the Participant through which such person owns its interest to exercise any rights of a holder of Subordinated Debentures under the Indenture.

THE DEPOSITARY

    If Subordinated Debentures are distributed to holders of Trust Preferred Securities in liquidation of such holders' interests in the Trust, it is expected that DTC will act as securities depositary for the Subordinated Debentures. For a description of DTC and the specific terms of the depositary arrangements, see "Description of the Trust Preferred Securities--Book-Entry Issuance--The Depository Trust Company." As of the date of this Prospectus, the description therein of DTC's book-entry system and DTC's practices as they relate to purchases, transfers, notices and payments with respect to the Trust Preferred Securities apply in all material respects to any debt obligations represented by one or more Global Securities held by DTC. WPSR may appoint a successor to DTC or any successor depositary in the event DTC or such successor depositary is unable or unwilling to continue as a depositary for the Global Securities.

    None of WPSR, the Trust, the Property Trustee, the Debt Trustee, any paying agent and any other agent of WPSR, the Property Trustee or the Debt Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a Global Security for such Subordinated Debentures or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

DISCONTINUANCE OF THE DEPOSITARY'S SERVICES

    A Global Security shall be exchangeable for Subordinated Debentures registered in the names of persons other than the Depositary or its nominee only if (i) the Depositary notifies WPSR that it is unwilling or unable to continue as a depositary for such Global Security and no successor depositary shall have been appointed within 90 days after WPSR receives notice or becomes aware of such condition, as the case may be, (ii) the Depositary, at any time, ceases to be a clearing agency registered under the Exchange Act at which time the Depositary is required to be so registered to act as such depositary and no successor depositary shall have been appointed within 90 days after WPSR receives notice or becomes aware of such condition, as the case may be, (iii) WPSR, in its sole discretion, determines that such Global Security shall be so exchangeable or (iv) there has occurred an Indenture Event of Default with respect to the Subordinated Debentures. Any Global Security that is exchangeable pursuant to the preceding sentence shall be exchangeable for Subordinated Debentures registered in such names as the Depositary shall direct. It is expected that such directions will be based upon instructions received by the Depositary from its Participants with respect to ownership of beneficial interests in such Global Security.

    In the event the Subordinated Debentures are not represented by one or more Global Securities, certificates evidencing Subordinated Debentures may be presented for registration of transfer (with the form of transfer endorsed thereon duly executed) or exchange, at the corporate trust office of the Debt Trustee or such other location designated by WPSR for such purpose with respect to the Subordinated Debentures without service charge and upon payment of any taxes and other governmental charges as described in the Indenture. WPSR has initially appointed the Debt Trustee as security registrar with respect to the Subordinated Debentures. WPSR may at any time rescind the designation of any such security registrar or approve a change in the location through which any such security registrar acts, except that WPSR will be required to maintain a transfer agent at the place of payment. WPSR may at any time designate additional transfer agents with respect to the Subordinated Debentures.

    WPSR shall not be required to (i) issue, exchange or register the transfer of Subordinated Debentures during a period beginning at the opening of business 15 days before the date of the mailing of a notice of redemption of less than all of the Subordinated Debentures and ending at the close of business on the date of such mailing nor (ii) register the transfer of or exchange any Subordinated Debentures called for redemption.

PAYMENT AND PAYING AGENTS

    Payment of principal of the Subordinated Debentures will be made only against surrender to the Paying Agent of the Subordinated Debentures. Principal of and interest on Subordinated Debentures will be payable, subject to applicable laws and regulations, at the office of such Paying Agent as WPSR may designate from time to time, except that at the option of WPSR payment of any interest may be made by check mailed to the address of the person entitled thereto at such address as appears in the Debenture Registrar with respect to the Subordinated Debentures. Payment of interest on the Subordinated Debentures on any Interest Payment Date will be made to the persons in whose name the Subordinated Debentures are registered at the close of business on the regular record date for such Interest Payment.

    The Debt Trustee will act as Paying Agent with respect to the Subordinated Debentures. WPSR may at any time designate additional Paying Agents or rescind the designation of any Paying Agent or approve a change in the office through which the Paying Agent acts, except that WPSR will be required to maintain a Paying Agent at the place of payment.

    All moneys paid by WPSR to a Paying Agent for the payment of principal of or interest, if any, on any Subordinated Debentures which remain unclaimed at the end of two years after such principal or interest shall have been due and payable will be repaid to WPSR and the holder of such Subordinated Debentures will thereafter look only to WPSR for payment thereof.

MODIFICATION OF THE INDENTURE

    The Indenture contains provisions permitting WPSR and the Debt Trustee, with the consent of the holders of at least a majority in principal amount of the Subordinated Debentures (and any other series of subordinated debt securities under the Indenture affected thereby), to modify the Indenture or any supplemental indenture affecting the rights of the holders of the Subordinated Debentures; provided that no such modification may, without the consent of the holder of each outstanding Subordinated Debenture (or, if applicable, other series of subordinated debt securities) affected thereby, (i) extend the fixed maturity of the Subordinated Debentures, or reduce the principal amount thereof, or reduce the rate or extend the time of payment of interest thereon, or reduce any premium payable upon the redemption thereof or (ii) reduce the aforesaid percentage of Subordinated Debentures the consent of the holders of which is required for any such modification. In the event that the consent of the Property Trustee, as holder of the Subordinated Debentures, is required with respect to any modification or amendment, the Property Trustee is required, under the Declaration, to request the direction of the holders of the Trust Securities with respect to such modification or amendment and to vote on such matter as directed by the holders of a majority in liquidation amount of the Trust Securities. See "Description of the Trust Preferred Securities--Voting Rights."

    In addition, WPSR and the Debt Trustee may execute, without the consent of holders of the Subordinated Debentures, any supplemental indenture for certain other usual purposes including the creation of any new series of debt securities.

CONSOLIDATION, MERGER AND SALE

    WPSR shall not consolidate with, or merge into, any corporation or convey or transfer its properties and assets substantially as an entirety to any entity unless (a) the successor entity is a corporation organized under the laws of any State in the United States or the District of Columbia and expressly assumes the obligations of WPSR under the Indenture, and (b) immediately thereafter no Event of Default and no event which, after notice or lapse of time, or both, would become an Event of Default under the Indenture shall have occurred and be continuing. Upon any such consolidation, merger, conveyance or transfer, the successor corporation shall succeed to, and be substituted for, WPSR under the Indenture and thereafter the predecessor corporation shall be relieved of all obligations and covenants under the Indenture and the Subordinated Debentures.

DEFEASANCE AND DISCHARGE

    The Indenture provides that WPSR, at WPSR's option, will be discharged from any and all obligations in respect of the Subordinated Debentures (except for certain obligations to register the transfer or exchange of Subordinated Debentures, replace stolen, lost or mutilated Subordinated Debentures, maintain paying agencies and hold moneys for payment in trust) if WPSR deposits, in trust with the Debt Trustee, money or U.S. government obligations which through the payment of interest thereon and principal thereof in accordance with their terms will provide money, in an amount sufficient to pay all the principal of, and interest and premium, if any, on, the Subordinated Debentures on the dates such payments are due in accordance with the terms of such Subordinated Debentures. To exercise any such option, WPSR is required to deliver to the Debt Trustee an opinion of counsel, based upon then applicable United States federal income tax law, to the effect that the deposit and related defeasance would not cause the holders of the Subordinated Debentures to recognize income, gain or loss for federal income tax purposes and will be subject to United States federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit, defeasance or discharge had not occurred.

GOVERNING LAW

    The Indenture and the Subordinated Debentures will be governed by, and construed in accordance with, the internal laws of the State of New York.

INFORMATION CONCERNING THE DEBT TRUSTEE

    The Debt Trustee, prior to default, undertakes to perform such duties as are specifically set forth in the Indenture and, after default, shall exercise the same degree of care and skill as a prudent man would exercise in the conduct of his own affairs. Subject to such provision, the Debt Trustee is under no obligation to exercise any of the powers vested in it by the Indenture at the request of any holder of Subordinated Debentures, unless offered reasonable indemnity by such holder against the costs, expenses and liabilities which might be incurred thereby; but the foregoing shall not relieve the Debt Trustee, upon the occurrence of an Indenture Event of Default, from the obligation to exercise the rights and powers vested in it by the Indenture and to use, in such exercise, the same degree of care and skill as a prudent man would use in the conduct of his own affairs. The Debt Trustee is not required to expend or risk its own funds or otherwise incur personal financial liability in the performance of its duties if the Debt Trustee reasonably believes that repayment or adequate indemnity is not reasonably assured to it.

    WPSR and its affiliates may have normal banking relationships with the Debt Trustee in the ordinary course of business. The Debt Trustee currently acts as trustee of the WPSR Employee Stock Ownership Plan and of various other employee benefit plans of WPSR and its subsidiaries.

MISCELLANEOUS

    The Indenture provides that WPSR will pay all fees and expenses related to
(i) the offering of the Trust Securities and the Subordinated Debentures and the organization, operation and termination of the Trust, including the fees and expenses of the Trustees and (ii) any and all taxes of the Trust (other than withholding taxes of the United States or any State thereof attributable to the Trust or its assets).

    WPSR will have the right at all times to assign any of its rights or obligations under the Indenture to a direct or indirect wholly-owned subsidiary of WPSR; provided that, in the event of any such assignment, WPSR will remain liable for all such obligations. Subject to the foregoing, the Indenture will be binding upon and inure to the benefit of the parties thereto and their respective successors and assigns. The Indenture provides that it may not otherwise be assigned by the parties thereto.

                        EFFECT OF OBLIGATIONS UNDER THE
                   SUBORDINATED DEBENTURES AND THE GUARANTEE

    As set forth in the Declaration, the sole purpose of the Trust is to (i) issue the Trust Securities evidencing undivided beneficial interests in the assets of the Trust, (ii) invest the proceeds from such issuance and sale in the Subordinated Debentures and (iii) engage in only those other activities necessary or incidental thereto.

    As long as payments of interest and other payments are made when due on the Subordinated Debentures, such payments will be sufficient to cover distributions and payments due on the Trust Securities because: (i) the aggregate principal amount of Subordinated Debentures will be equal to the sum of the aggregate liquidation amount of the Trust Securities; (ii) the interest rate and the interest and other payment dates on the Subordinated Debentures will match the distribution rate and distribution and other payment dates for the Trust Preferred Securities; (iii) WPSR shall pay any costs and expenses, related to the Trust and (iv) the Declaration provides that the Trustees shall not cause or permit the Trust to, among other things, engage in any activity that is not consistent with the purposes of the Trust.

    Payments of distributions (to the extent funds therefor are available) and other payments due on the Trust Preferred Securities (to the extent funds therefor are available) are guaranteed by WPSR as and to the extent set forth under "Description of the Guarantee." If WPSR does not make interest and/or principal payments on the Subordinated Debentures purchased by the Trust, the Trust will not have sufficient funds to pay distributions on the Trust Preferred Securities. The Guarantee does not apply to the payment of distributions and other payments on the Trust Preferred Securities unless and until the Trust has sufficient funds to make such distributions or other payments. The Guarantee will constitute an unsecured obligation of WPSR and will rank (i) subordinate and junior in right of payment to all other liabilities of WPSR except those made PARI PASSU or subordinate by their terms, (ii) PARI PASSU with the most senior preferred or preference stock, if any, hereafter issued by WPSR and with any guarantee now or hereafter entered into by WPSR in respect of any preferred or preference securities of any affiliate of WPSR and (iii) senior to WPSR's common shares.

    The Guarantee, when taken together with the back-up undertakings, consisting of obligations of WPSR as set forth in the Declaration (including the obligation to pay expenses of the Trust), the Indenture and the Subordinated Debentures issued to the Trust, provide a full and unconditional guarantee by WPSR of the Trust Preferred Securities. If the Guarantee Trustee fails to enforce the Guarantee, any record holder of Trust Preferred Securities may institute a legal proceeding directly against WPSR to enforce the Guarantee Trustee's rights under the Guarantee without first instituting a legal proceeding against the Trust, the Guarantee Trustee or any other person or entity. In addition, if WPSR has failed to make a Guarantee Payment, a record holder of Trust Preferred Securities may directly institute a proceeding against WPSR for enforcement of the Guarantee for such payment to the record holder of the Trust Preferred Securities of the principal of or interest on the

Subordinated Debentures on or after the respective due dates specified in the Subordinated Debentures, and the amount of the payment will be based on the holder's pro rata share of the amount due and owing on all of the Trust Preferred Securities. WPSR has waived any right or remedy to require that any action be brought first against the Trust or any other person or entity before proceeding directly against WPSR. The record holder in the case of the issuance of one or more global Trust Preferred Securities certificates will be DTC acting at the direction of its Direct Participants, who in turn will be acting at the direction of the beneficial owners of the Trust Preferred Securities.

    If the Property Trustee fails to enforce its rights with respect to the Subordinated Debentures held by the Trust any record holder of Trust Preferred Securities may, to the fullest extent permitted by law, institute legal proceedings directly against WPSR to enforce the Property Trustee's rights under the Subordinated Debentures without first instituting any legal proceedings against the Property Trustee or any other person or entity. In addition, if a Declaration Event of Default has occurred and is continuing and such event is attributable to the failure of WPSR to pay interest, principal or other required payment on the Subordinated Debentures on the date such interest, principal or other payment is otherwise payable, then a record holder of Trust Preferred Securities may institute Direct Action against WPSR for enforcement of payment on the Subordinated Debentures on or after the respective due dates specified in the Subordinated Debentures. To the extent WPSR makes a payment to a record holder of Trust Preferred Securities in connection with proceedings by such record holder directly against WPSR, WPSR will be subrogated to the rights of the record holder of Trust Preferred Securities to the extent of payments made by WPSR to the record holder. The record holder in the case of the issuance of one or more global Trust Preferred Securities certificates will be DTC acting at the direction of its Direct Participants, who in turn will be acting at the direction of the beneficial owners of the Trust Preferred Securities.

                     UNITED STATES FEDERAL INCOME TAXATION

GENERAL

    In the opinion of Foley & Lardner, counsel to WPSR and the Trust, the following is a summary of certain of the material United States federal income tax consequences of the purchase, ownership and disposition of Trust Preferred Securities. Unless otherwise stated, this summary deals only with Trust Preferred Securities held as capital assets by holders who purchase the Trust Preferred Securities upon original issuance ("Initial Holders"). It does not deal with special classes of holders such as banks, thrifts, real estate investment trusts, regulated investment companies, insurance companies, dealers in securities or currencies, tax-exempt investors, or persons that will hold the Trust Preferred Securities as a position in a "straddle," as part of a "synthetic security" or "hedge," as part of a "conversion transaction" or other integrated investment, or as other than a capital asset. This summary also does not address the tax consequences to persons that have a functional currency other than the U.S. Dollar or the tax consequences to shareholders, partners or beneficiaries of a holder of Trust Preferred Securities. Further, it does not include any description of any alternative minimum tax consequences or the tax laws of any state or local government or of any foreign government that may be applicable to the Trust Preferred Securities. This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations thereunder and administrative and judicial interpretations thereof, as of the date hereof, all of which are subject to change, possibly on a retroactive basis.

CLASSIFICATION OF THE SUBORDINATED DEBENTURES

    In connection with the issuance of the Subordinated Debentures, Foley & Lardner counsel to WPSR and the Trust, will render its opinion generally to the effect that under then current law and assuming full compliance with the terms of the Indenture (and certain other documents), and based on certain facts and assumptions contained in such opinion, the Subordinated Debentures will be classified for United States federal income tax purposes as indebtedness of WPSR. WPSR, the Trust, and, by its acceptance of a Trust Preferred Security, the holder of such Trust Preferred Security agree to treat the Subordinated Debentures as indebtedness and the Trust Preferred Securities as evidence of an indirect beneficial interest in the Subordinated Debentures. Nevertheless, the Internal Revenue Service ("IRS") could attempt to treat the Subordinated

Debentures as equity rather than indebtedness, which if the IRS were to prevail, would result in WPSR not being able to deduct interest payable on the Subordinated Debentures. The IRS is asserting this position with respect to securities issued in circumstances with certain similarities to the issuance of the Subordinated Debentures in a case pending in the United States Tax Court. If this case is in fact litigated and if the IRS were to prevail, such decision could constitute a Tax Event which could result in an early mandatory redemption of the Trust Preferred Securities. See "Description of Trust Preferred Securities--Special Event Redemption."

    In the recent past, the Clinton Administration has proposed tax law changes that would deny interest deductions to a corporate issuer with terms and characteristics similar to the Subordinated Debentures. As noted above, Foley & Lardner is of the opinion that interest on the Subordinated Debentures is deductible under current law. There can be no assurance, however, that future legislation will not affect the ability of WPSR to deduct interest on the Subordinated Debentures and thereby give rise to a Tax Event, which could result in an early redemption of the Trust Preferred Securities. See "Description of Trust Preferred Securities--Special Event Redemption."

CLASSIFICATION OF THE TRUST

    In connection with the issuance of the Trust Preferred Securities, Foley & Lardner counsel to WPSR and the Trust, will render its opinion generally to the effect that, under the current law and assuming full compliance with the terms of the Declaration and the Indenture (and certain other documents), and based on certain facts and assumptions contained in such opinion, the Trust will be classified for United States federal income tax purposes as a grantor trust and not as an association taxable as a corporation.

    Accordingly, for United States federal income tax purposes, each holder of Trust Preferred Securities generally will be considered the owner of an undivided interest in the Subordinated Debentures, and each holder will be required to include in its gross income all interest on (including OID accrued, if any) with respect to its allocable share of the Subordinated Debentures.

INTEREST INCOME AND ORIGINAL ISSUE DISCOUNT

    Under applicable Treasury regulations (the "Regulations"), the existence of certain contingencies on the timely payment of stated interest can result in the application of the original issue discount ("OID") rules applying to a debt instrument. The option of WPSR to defer payments of interest on the Subordinated Debentures for up to 20 quarters could be interpreted as a contingency under the Regulations. However, under the Regulations "remote" contingencies that stated interest will not be timely paid are ignored in determining whether a debt instrument is issued with OID. WPSR has concluded that the likelihood of its exercising its option to defer payments of interest is remote. This conclusion is based upon WPSR's analysis, as of the date of issue of the Subordinated Debentures, of various facts and circumstances deemed relevant to exercising such deferred option, including, among other things, the inability of WPSR to declare or pay a dividend, to engage in certain other capital transactions with respect to its stock, to make any payment of interest or principal on or repay, purchase or redeem any debt that ranks PARI PASSU with or junior to the Subordinated Debentures if the deferral option is exercised. Based upon this conclusion and in the absence of any specific definition of "remote" in the Regulations or published IRS interpretations thereof, WPSR intends to take the position that the Subordinated Debentures do not include OID. Consequently, holders of Trust Preferred Securities should report interest under their own regular method of accounting (e.g., cash or accrual) instead of under the daily economic accrual rules for OID instruments. It is possible that the IRS could take a contrary position.

    Should WPSR exercise its option to defer any payment of interest, the Subordinated Debentures would at that time be treated as issued with OID and all stated interest on the Subordinated Debentures would thereafter be treated as OID as long as the Subordinated Debentures remain outstanding. In such event, all of the interest income of a holder of Trust Preferred Securities would be accounted for as OID on an economic accrual basis regardless of such holders' method of tax accounting, and actual distributions of stated interest would not be reported as taxable income. Consequently, a holder of Trust Preferred Securities would be required to include in gross income OID even though WPSR would not make any actual cash payments during an Extension Period.

    Because income on the Trust Preferred Securities will constitute interest or OID, corporate holders will not be entitled to a dividend received deduction with respect to any income recognized with respect to the Trust Preferred Securities.

MARKET DISCOUNT AND BOND PREMIUM

    Holders of Trust Preferred Securities other than Initial Holders may be considered to have acquired their undivided interests in the Subordinated Debentures with market discount or acquisition premium as such phrases are defined for United States federal income tax purposes. Such holders are advised to consult their tax advisors as to the income tax consequences of the acquisition, ownership and disposition of the Trust Preferred Securities.

RECEIPT OF SUBORDINATED DEBENTURES OR CASH UPON DISSOLUTION OF THE TRUST

    At any time, WPSR will have the right to dissolve the Trust and, after satisfaction of liabilities to creditors of the Trust as provided by applicable law, cause the Subordinated Debentures to be distributed to holders of Trust Preferred Securities in exchange for the Trust Preferred Securities and in liquidation of the Trust. See "Description of the Trust Preferred Securities--Distribution of the Subordinated Debentures." Under current law, such a distribution, for United States federal income tax purposes, would be treated as a non-taxable event to each holder, and each holder would receive an aggregate tax basis in the Subordinated Debentures equal to such holder's aggregate tax basis in its Trust Preferred Securities. A holder's holding period in the Subordinated Debentures so received upon dissolution of the Trust would include the period during which the Trust Preferred Securities were held by such holder. If, however, the related special event is a Tax Event which results in the Trust being treated as an association taxable as a corporation, the distribution would likely constitute a taxable event to holders of the Trust Preferred Securities.

    Under certain circumstances described herein (see "Description of the Trust Preferred Securities"), the Subordinated Debentures may be redeemed for cash and the proceeds of such redemption distributed to holders in redemption of their Trust Preferred Securities. Under current law, such redemption would, for United States federal income tax purposes, constitute a taxable disposition of the redeemed Trust Preferred Securities, and a holder could recognize gain or loss as if it sold such redeemed Trust Preferred Securities for cash. See "--Sales of Trust Preferred Securities."

SALES OF TRUST PREFERRED SECURITIES


    A holder that sells Trust Preferred Securities will recognize gain or loss equal to the difference between its adjusted tax basis in the Trust Preferred Securities and the amount realized on the sale of such Trust Preferred Securities. Assuming that WPSR does not exercise its option to defer payment of interest on the Subordinated Debentures and they are not considered issued with OID, a holder's adjusted tax basis in the Trust Preferred Securities generally will be the initial purchase price. If the Subordinated Debentures are deemed to be, or become, subject to the OID rules, a holder's adjusted tax basis in the Trust Preferred Securities will be the initial purchase price, increased by OID previously includable in such holder's gross income to the date of disposition and decreased by payments received on the Trust Preferred Securities. Any such gain or loss will be capital gain or loss. In the case of a taxpayer who is an individual, any capital gain on the sale of a Preferred Security will be taxed at a maximum rate of 39.6% if the Trust Preferred Security is held for 12 months or less and at 20% if the Trust Preferred Security is held for more than 12 months. Additional rate reductions may apply beginning in 2001. Capital losses of a corporate taxpayer can only be used to offset the capital gains. Capital losses of an individual taxpayer generally may be used to offset capital gains plus $3,000 of other income.


    Should WPSR exercise its option to defer any payment of interest on the Subordinated Debentures, the Trust Preferred Securities may trade at a price that does not accurately reflect the value of accrued but unpaid interest with respect to the underlying Subordinated Debentures. In the event of such a deferral, a holder who disposes of his Trust Preferred Securities between record dates for payments of distributions thereon will be required to include accrued but unpaid interest on the Subordinated Debentures through the date of disposition in income as ordinary income, and to add such amount to his adjusted tax basis in his pro rata share of the underlying Subordinated Debentures deemed disposed of. To the extent the selling price is less than the holder's adjusted tax basis, a holder will recognize a capital loss.

FOREIGN HOLDERS

    Interest paid to a holder of Trust Preferred Securities who is a nonresident alien, foreign corporation or other non-United States person (a "foreign person") generally will be considered "portfolio interest," and generally will not be subject to United States Federal income tax and withholding tax, if the interest is not effectively connected with the conduct of a trade or business within the United States by the foreign person and the foreign person (i) is not actually or constructively a "10 percent shareholder" of WPSR or a "controlled foreign corporation" that is related to WPSR through stock ownership and (ii) satisfies the statement requirement set forth in section 871(h) and section 881(c) of the Code and the regulations thereunder. To satisfy this requirement, the foreign person, or a financial institution holding the Trust Preferred Securities on behalf of such foreign person, must provide, in accordance with specified procedures, a paying agent of the Trust with a statement to the effect that the foreign person is not a United States person. Currently these requirements will be met if (x) the foreign person provides his name and address, and certifies, under penalties of perjury, that he is not a United States person (which certification may be made on an IRS Form W-8) or (y) a financial institution holding the Trust Preferred Securities on behalf of the foreign person certifies, under penalties of perjury, that such statement has been received by it and furnishes a paying agent with a copy thereof. Under recently finalized Treasury regulations (the "Final Regulations"), the statement requirement may also be satisfied with other documentary evidence with respect to an offshore account or through certain foreign intermediaries. The Final Regulations will generally be effective for payments made after December 31, 1999.

    If such interest is not "portfolio interest," then it will be subject to a 30% withholding tax unless the foreign person provides the Trust or its paying agent, as the case may be, with a properly executed (i) IRS Form 1001 (or successor form) claiming an exemption from withholding tax or a reduction in withholding tax under the benefit of a tax treaty or (ii) IRS Form 4224 (or successor form) stating that interest paid on the Trust Preferred Securities is not subject to withholding tax because it is effectively connected with the foreign person's conduct of a trade or business in the United States. Under the Final Regulations, a foreign person will generally be required to provide IRS Form W-8 in lieu of IRS Form 1001 and IRS Form 4224, although alternative documentation may be applicable in certain situations.

    If a foreign person is engaged in a trade or business and interest on the Trust Preferred Securities is effectively connected with the conduct of such trade or business in the United States, the foreign person, although exempt from the withholding tax discussed above, will be subject to United States federal income tax on such interest on a net income basis in the same manner as if it were a United States person. In addition, if such foreign person is a foreign corporation, it may be subject to a branch profits tax equal to 30% (or lower treaty rate) of its effectively connected earnings and profits for the taxable year, subject to adjustments.

    Any capital gain realized on the sale, redemption, retirement or other taxable disposition of Trust Preferred Securities by a foreign person will be exempt from United States Federal income and withholding tax; PROVIDED that (i) such gain is not effectively connected with the conduct of a trade or business in the United States by the foreign person and (ii) in the case of an individual foreign person, the foreign person is not present in the United States for 183 days or more in the taxable year.

    BACKUP WITHHOLDING. Each holder of Trust Preferred Securities (other than an exempt holder such as a corporation, tax-exempt organization, qualified pension and profit-sharing trust, individual retirement account or nonresident alien who provides certification as to status as a nonresident) will be required to provide, under penalties of perjury, a certificate containing the holder's name, address, correct Federal taxpayer identification number and a statement that the holder is not subject to backup withholding. Should a nonexempt holder fail to provide the required certification, the Trust will be required to withhold 31% of the amount otherwise payable to the holder, and remit the withheld amount to the IRS as a credit against the holder's Federal income tax liability. The Final Regulations make certain modifications to the backup withholding and information reporting rules. Prospective investors are urged to consult their own tax advisors regarding the Final Regulations.

INFORMATION REPORTING TO HOLDERS

    Generally, income on the Trust Preferred Securities will be reported to holders on Forms 1099, which forms should be mailed to holders of Preferred Securities by January 31 each calendar year.

    THE UNITED STATES FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND MAY NOT BE APPLICABLE DEPENDING UPON A HOLDER'S PARTICULAR SITUATION. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE PREFERRED SECURITIES, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN UNITED STATES FEDERAL OR OTHER TAX LAWS.

                                  UNDERWRITING

    Subject to the terms and conditions set forth in an underwriting agreement (the "Underwriting Agreement"), the Trust has agreed to sell to each of the underwriters named below (the "Underwriters"), and each of the Underwriters, has severally agreed to purchase the number of Trust Preferred Securities set forth opposite its name below. In the Underwriting Agreement, the several Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all of the Trust Preferred Securities offered hereby if any of the Trust Preferred Securities are purchased. In the event of default by an Underwriter, the Underwriting Agreement provides that, in certain circumstances, the purchase commitments of the nondefaulting Underwriters may be increased or the Underwriting Agreement may be terminated.

                                                                                                    NUMBER OF
                                                                                                    PREFERRED
                                         UNDERWRITER                                                SECURITIES
----------------------------------------------------------------------------------------------  ------------------
A.G. Edwards & Sons, Inc......................................................................
Robert W. Baird & Co. Incorporated............................................................
Legg Mason Wood Walker, Incorporated..........................................................
    Total.....................................................................................

    The Underwriters propose to offer the Trust Preferred Securities in part directly to the public at the initial public offering price, as set forth on the cover page of this Prospectus, and in part to certain securities dealers at such
price less a concession of $     per Trust Preferred Security. The Underwriters
may allow, and such dealers may reallow, a concession not in excess of $ per Trust Preferred Security to certain brokers and dealers. After the Trust Preferred Securities are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Representatives.

    In view of the fact that the proceeds of the sale of the Trust Preferred Securities will be used to purchase the Subordinated Debentures of WPSR, the Underwriting Agreement provides that WPSR will agree to pay as compensation ("Underwriters' Compensation") to the Underwriters for the Underwriters' arranging the investment therein of such proceeds, an amount in immediately
available funds of $     per Trust Preferred Security (or $     in the
aggregate) for the accounts of the several Underwriters.

    During a period beginning on the date of the pricing and ending 30 days from the date of original issuance of the Trust Preferred Securities, neither the Trust nor WPSR will, without the prior written consent of the Underwriters, directly or indirectly, sell, offer to sell, contract to sell, grant any option for the sale of, or otherwise dispose of, any Trust Preferred Securities, any security convertible into or exchangeable into or exercisable for Trust Preferred Securities or the Subordinated Debentures or any debentures substantially similar to the Subordinated Debentures or any equity securities substantially similar to the Trust Preferred Securities (except for the Subordinated Debentures and the Trust Preferred Securities offered hereby).

    Application will be made to list the Trust Preferred Securities on the New York Stock Exchange. If approved, trading of the Trust Preferred Securities on the New York Stock Exchange is expected to commence within a 30-day period after the date of original issuance of the Trust Preferred Securities. The Underwriters have advised the Trust that the Underwriters intend to make a market in the Trust Preferred Securities prior to the commencement of trading on the New York Stock Exchange. The Underwriters will have no obligation to make a market in the Trust Preferred Securities, however, and may cease market making activities, if commenced, at any time.

    Prior to this offering, there has been no public market for the Trust Preferred Securities. In order to meet one of the requirements for listing the Trust Preferred Securities on the New York Stock Exchange, the Underwriters will undertake to sell lots of 100 or more Trust Preferred Securities to a minimum of 400 beneficial holders.

    In connection with this offering, the rules of the SEC permit the Underwriters to engage in transactions that stabilize the price of the Trust Preferred Securities. Such transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Trust Preferred Securities.

    If the Underwriters create a short position in the Trust Preferred Securities in connection with the offering (I.E., if they sell more Trust Preferred Securities than are set forth on the cover page of this Prospectus), they may reduce that short position by purchasing Trust Preferred Securities in the open market. The Underwriters also may impose a penalty bid, whereby selling concessions allowed to underwriters or dealers in respect of the securities sold in the offering may be reclaimed by the Underwriters if such Trust Preferred Securities are repurchased by the Underwriters in stabilizing or covering transactions.

    In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might otherwise be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of a security to the extent that it were to discourage resales of the security by purchasers in the offering.

    None of WPSR, the Trust or any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Trust Preferred Securities. In addition, none of WPSR, the Trust or any of the Underwriters makes any representation that the Underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

    WPSR and the Trust have agreed to indemnify the Underwriters against, or to contribute to payments that the Underwriters may be required to make in respect of, certain liabilities, including liabilities under the Securities Act.

    Certain of the Underwriters engage in transactions with, and, from time to time, have performed services for, WPSR and its affiliates in the ordinary course of business.

                                 LEGAL MATTERS

    Certain legal matters will be passed upon for WPSR and the Trust by Foley & Lardner, Milwaukee, Wisconsin, and for the Underwriters by Schiff Hardin & Waite, Chicago, Illinois. Certain matters of Delaware law relating to the validity of the Trust Preferred Securities will be passed upon by Richards, Layton & Finger, PA, Wilmington, Delaware, special Delaware counsel to WPSR and the Trust.

                                    EXPERTS

    The audited financial statements and schedules incorporated by reference in this Prospectus and elsewhere in this registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto and are incorporated by reference herein in reliance on the authority of said firm as experts in giving said report.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY WPS RESOURCES CORPORATION, THE TRUST OR THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCE CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF WPS RESOURCES CORPORATION OR THE TRUST SINCE THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY STATE IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                            ------------------------

                               TABLE OF CONTENTS

                                                    PAGE
                                                    -----
Available Information..........................           2
Incorporation of Certain Documents by
  Reference....................................           3
Prospectus Summary.............................           4
Risk Factors...................................           9
Ratios of Earnings to Fixed Charges and
  Earnings to Combined Fixed Charges and
  Preferred Dividend Requirement...............          14
Capitalization.................................          15
The Trust......................................          15
WPS Resources Corporation......................          16
Accounting Treatment...........................          17
Use of Proceeds................................          17
Description of the Trust Preferred
  Securities...................................          17
Description of the Guarantee...................          29
Description of the Subordinated Debentures.....          32
Effect of Obligations Under the Subordinated
  Debentures and the Guarantee.................          41
United States Federal Income Taxation..........          42
Underwriting...................................          47
Legal Matters..................................          48
Experts........................................          48

                                   2,000,000

                           TRUST PREFERRED SECURITIES


                              WPSR CAPITAL TRUST I
                            % TRUST PREFERRED SECURITIES
                          GUARANTEED TO THE EXTENT SET
                                FORTH HEREIN BY


                                     [LOGO]

                           WPS RESOURCES CORPORATION

                               -----------------

                                   PROSPECTUS

                               -----------------

                           A.G. EDWARDS & SONS, INC.
                             ROBERT W. BAIRD & CO.
                                  INCORPORATED
                             LEGG MASON WOOD WALKER
                                  INCORPORATED

                                          , 1998

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    An itemized statement of the estimated amount of the expenses, other than underwriting discounts and commissions, incurred and to be incurred by WPS Resources Corporation ("WPSR") in connection with the issuance and distribution of the Securities registered pursuant to this registration statement is as follows:

Securities and Exchange Commission filing fee.....................................  $  14,750
Printing and engraving expense....................................................     16,860
Accounting fees and expenses......................................................     20,000
Legal fees and expenses...........................................................    143,000
Trustee and agent fees and expenses...............................................     14,500
Rating agency fees................................................................     30,000
Blue sky fees, expenses and legal fees............................................     15,000
Listing Fees......................................................................     29,500
Miscellaneous.....................................................................      7,000
                                                                                    ---------
    Total.........................................................................  $ 290,610
                                                                                    ---------
                                                                                    ---------

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    The Wisconsin Business Corporation Law and the By-laws of WPSR permit indemnification of WPSR's directors and officers in a variety of circumstances, which may include liabilities under the Securities Act of 1933. In addition, WPSR has purchased insurance permitted by the laws of Wisconsin on behalf of directors, officers, employees or agents which may cover liabilities under the Securities Act.

    The Declaration of Trust of WPSR Capital Trust I (the "Trust") provides that to the fullest extent permitted by applicable law, the Sponsor shall indemnify and hold harmless each of the Administrative Trustees of the Trust, any affiliate of any such Administrative Trustee, any officer, director, shareholder, member, partner, employee, representative or agent of any such Administrative Trustee, or any employee or agent of the Trust or its Affiliates (each a "WPSR Indemnified Person"), from and against any loss, damage, liability, tax, penalty, expense except that no WPSR Indemnified Person shall be entitled to be indemnified in respect of any loss, damage or claim incurred by such WPSR indemnified person by reason of gross negligence or wilful misconduct with respect to such acts or omissions or claim incurred by such WPSR Indemnified Person by reason of any act or omission performed or omitted by such WPSR Indemnified Person in good faith on behalf of the Trust and in a manner such WPSR Indemnified Person reasonably believed to be within the scope of authority conferred on such WPSR Indemnified Person by the Declaration of Trust. The Declaration of Trust also provides that, to the fullest extent permitted by applicable law, expenses (including legal fees) incurred by a WPSR Indemnified Person in defending any claim, demand, action, suit or proceeding shall, from time to time, be advanced by WPSR prior to the final disposition of such claim, demand, action suit or proceeding upon receipt by WPSR of any undertaking by or on behalf of the WPSR Indemnified Person to repay such amount if it shall be determined that the WPSR Indemnified Person is not entitled to be indemnified as authorized in the Declaration of Trust. The Declaration of Trust further provides that WPSR shall indemnify the (i) Property Trustee of the Trust, (ii) the Delaware Trustee of the Trust, (iii) any affiliate of the Property Trustee or the Delaware Trustee, and (iv) any officers, directors, shareholders, members, partners, employees, representatives, custodians, nominees or agents of the Property Trustee or the Delaware Trustee (each of the persons in (i) through (iv) being referred to as a "Fiduciary Indemnified Person") for, and to hold each Fiduciary Indemnified Person harmless against, any loss, liability, taxes or expense incurred without negligence or bad faith on its part, arising out of or in connection with the acceptance or administration or the trust or trusts hereunder, including the costs and expenses (including reasonable legal fees and expenses) of defending itself against or investigating any action, suit, claim or liability in connection with the exercise or performance of any of its powers or duties hereunder. In addition, certain sections of the form of Underwriting Agreement filed as an Exhibit hereto provide for indemnification of the Registrants and their directors and officers by the underwriters or agents against certain liabilities, including certain liabilities under the 1933 Act.

ITEM 16.  EXHIBITS.


EXHIBIT
NUMBER DESCRIPTION
------ --------------------------------------------------------------------------
  1.1* Form of Underwriting Agreement for offering of Trust Preferred Securities

  4.1* Certificate of Trust of WPSR Capital Trust I

  4.2* Declaration of Trust of WPSR Capital Trust I

  4.3* Form of Amended and Restated Declaration of Trust of WPSR Capital Trust I

  4.4* Form of Indenture between WPS Resources Corporation and State Street Bank and Trust Company, as Trustee

  4.5* Form of Supplemental Indenture between WPS Resources Corporation and State
         Street Bank and Trust Company, as Trustee in connection with the issuance of the Junior Subordinated Deferrable Interest Debentures

  4.6* Form of Trust Preferred Security (included in Exhibit 4.3)

  4.7* Form of Trust Preferred Securities Guarantee Agreement

  4.8* Form of Junior Subordinated Deferrable Interest Debenture (included in
         Exhibit 4.5)

  5.1* Opinion of Foley & Lardner

  5.2* Opinion of Richards, Layton & Finger, PA

  8.1* Opinion of Foley & Lardner

12*    Computations of Ratio of Earnings to Fixed Charges and Ratio of Earnings
         to Fixed Charges and Preferred Dividends

 23.1  Consent of Arthur Andersen LLP

 23.2* Consent of Foley & Lardner (included in Exhibits 5.1 and 8.1)

 23.3* Consent of Richards, Layton & Finger, PA (included in Exhibit 5.2)

24*    Powers of Attorney (Powers of Attorney from Trustees of Trust included in
         Exhibit 4.2)

 25.1* Statement of Eligibility on Form T-1 under the Trust Indenture Act of
         1939, as amended, of State Street Bank and Trust Company, as Debt
         Trustee under the Indenture

 25.2* Statement of Eligibility on Form T-1 under the Trust Indenture Act of
         1939, as amended, of State Street Bank and Trust Company, as Property
         Trustee under the Amended and Restated Declaration of Trust of WPSR
         Capital Trust I

 25.3* Statement of Eligibility on Form T-1 under the Trust Indenture Act of
         1939, as amended, of State Street Bank and Trust Company, as Trustee of the Trust Preferred Securities Guarantee for the benefit of the holders of Trust Preferred Securities of WPSR Capital Trust I


-------


*   Previously filed.


ITEM 17.  UNDERTAKINGS.

    The undersigned registrants hereby undertake:

        (a) that, for purposes of determining any liability under the Securities Act of 1933, each filing of a registrant's annual report pursuant to Sections 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (b) for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrants pursuant to Rule 424(b)(1) or
    (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this Registration Statement as of the time it was declared effective.

        (c) for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 15 above, or otherwise, the registrants have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in such Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrants of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrants will, unless in the opinion of their counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by them is against public policy as expressed in such Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, WPS Resources Corporation, certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this amendment to its registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Green Bay, State of Wisconsin, on this 22nd day of July, 1998.


                                          WPS RESOURCES CORPORATION

                                          By:         /s/ LARRY L. WEYERS
                                             -----------------------------------

                                                       Larry L. Weyers

                                                CHAIRMAN, PRESIDENT AND CHIEF

                                                      EXECUTIVE OFFICER

    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on the date indicated.*

                         NAME                                                  CAPACITY
------------------------------------------------------  ------------------------------------------------------

                 /s/ LARRY L. WEYERS
     -------------------------------------------        Chairman, President, Chief Executive Officer and
                   Larry L. Weyers                        Director*

                /s/ DANIEL P. BITTNER
     -------------------------------------------        Vice President and Chief Financial Officer*
                  Daniel P. Bittner

                  /s/ DIANE L. FORD
     -------------------------------------------        Controller and Chief Accounting Officer*
                    Diane L. Ford

                 A. Dean Arganbright                    Director
                  Michael S. Ariens                     Director
                   Richard A. Bemis                     Director
                   Daniel A. Bollom                     Director
               Sister M. Lois Bush, SSM                 Director
                 Robert C. Gallagher                    Director
              Kathryn Hasselblad-Pascale                Director
                  James L. Kemerling                    Director

           By          /s/ LARRY L. WEYERS
        --------------------------------------
                   Larry L. Weyers
                  ATTORNEY-IN-FACT*


*Each of the above signatures is affixed as of July 22, 1998.



    The required powers of attorney to Larry L. Weyers were filed with the Registration Statement dated June 12, 1998.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the Registrant, WPSR Capital Trust I, certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this amendment to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Green Bay, State of Wisconsin, on this 22nd day of July, 1998.


                                          WPSR CAPITAL TRUST I

                                WPS RESOURCES CORPORATION

                                By:             /s/ LARRY L. WEYERS
                                     -----------------------------------------
                                                  Larry L. Weyers,
                                              CHAIRMAN, PRESIDENT AND
                                              CHIEF EXECUTIVE OFFICER

                                 EXHIBIT INDEX


  EXHIBIT
  NUMBER                                              DESCRIPTION
-----------  ----------------------------------------------------------------------------------------------
      23.1   Consent of Arthur Andersen LLP


                                      E-1